SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.
Quarterly Information (ITR) at
June 30, 2013
and Report on Review of
Quarterly Information

Report on Review of Quarterly Information

To the Board of Directors and Shareholders

Braskem S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Braskem S.A., included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2013, comprising the balance sheet as at that date and the statements of operations and comprehensive income for the quarter and six-month periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 - Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Braskem S.A.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the six-month period ended June 30, 2013. These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Salvador, August 8, 2013

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

Fábio Cajazeira Mendes

Contador CRC 1SP196825/O-0 "S" BA

Braskem S.A.

Balance sheet

at June 30, 2013

All amounts in thousands of reais

		Parent Company		Consolidated
Assets	Note	Jun/2013	Dec/2012	Jun/2013	Dec/2012
	2.2.1		Revised		Revised
Current assets
Cash and cash equivalents	4	2,201,892	1,627,928	3,400,349	3,287,622
Financial investments	5	50,108	155,535	39,149	172,146
Trade accounts receivable	6	2,747,302	1,834,491	2,302,954	2,326,480
Inventories	7	2,552,279	2,478,550	4,374,023	4,102,055
Taxes recoverable	9	1,086,969	1,005,842	1,683,079	1,476,211
Dividends and interest on capital		135,851	130,145	439	2,645
Prepaid expenses		47,686	14,153	133,815	54,013
Related parties	8	18,817	13,906	20,330	13,912
Insurance claims		144,490	160,981	150,207	160,981
Other receivables	10	626,003	761,450	752,611	818,434

		9,611,397	8,182,981	12,856,956	12,414,499

Non-current assets held for sale	3(a)			277,828	277,828

		9,611,397	8,182,981	13,134,784	12,692,327

Non-current assets
Financial investments	5	32,731	34,088	55,104	34,489
Trade accounts receivable	6	140,338	35,710	143,108	37,742
Taxes recoverable	9	956,330	1,026,391	1,453,327	1,527,134
Deferred income tax and social contribution	17(b)	1,580,280	1,100,611	2,636,091	2,062,009
Judicial deposits	11	168,519	164,443	179,809	179,618
Related parties	8	1,690,865	988,589	131,330	127,627
Insurance claims		59,888	45,649	61,494	47,255
Other receivables		127,975	153,466	168,033	218,279
Investments in subsidiaries and jointly-controlled subsidiaries	12	9,879,336	9,591,644	111,497	118,787
Other investments		6,575	6,575	6,949	6,948
Property, plant and equipment	13	11,618,092	11,794,385	22,620,857	21,176,785
Intangible assets	14	2,229,908	2,241,565	2,928,559	2,940,966

		28,490,837	27,183,116	30,496,158	28,477,639

Total assets		38,102,234	35,366,097	43,630,942	41,169,966

The Management notes are an integral part of the financial statements

Braskem S.A.

Balance sheet

at June 30, 2013

All amounts in thousands of reais                                                                                                                                                                         Continued

		Parent Company		Consolidated
Liabilities and equity	Note	Jun/2013	Dec/2012	Jun/2013	Dec/2012
	2.2.1		Revised		Revised
Current liabilities
Trade payables		7,770,412	6,446,898	9,843,702	8,897,597
Borrowings	15	3,045,917	1,887,811	2,796,159	1,836,028
Derivatives operations	23.2	16,061	293,378	97,221	293,378
Payroll and related charges		229,155	249,275	329,876	349,176
Taxes payable	16	277,679	245,173	425,640	342,789
Dividends and interest on capital		1,326	2,160	4,102	5,369
Advances from customers	19	41,008	257,079	464,263	237,504
Sundry provisions	18	17,519	11,930	48,634	52,264
Post-employment benefits	20	174,399	147,175	174,415	147,175
Accounts payable to related parties	8	282,879	206,991
Other payables	21	34,532	29,478	609,257	385,577

		11,890,887	9,777,348	14,793,269	12,546,857

Non-current liabilities held for sale	3(a)			109,770	109,770

		11,890,887	9,777,348	14,903,039	12,656,627

Non-current liabilities
Borrowings	15	10,413,019	10,534,287	16,157,485	15,675,610
Operações de derivativos	23.2	340,790		340,790
Taxes payable	16	1,021,698	1,059,225	1,127,119	1,164,753
Accounts payable to related parties	8	4,904,076	3,667,754
Long-term incentives		9,843	10,405	9,843	10,405
Deferred income tax and social contribution	17(b)	1,051,795	1,015,743	2,248,056	2,138,622
Post-employment benefits	20			39,787	36,602
Provision for losses on subsidiaries and jointly-controlled subsidiaries		128,313	119,375
Advances from customers	19	65,429	80,463	179,671	204,989
Sundry provisions	18	141,963	144,782	324,825	363,411
Other payables		332,553	343,652	409,718	266,963

		18,409,479	16,975,686	20,837,294	19,861,355

Equity	24
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	797,979	232,430	797,979
Other comprehensive income		(580,572)	337,411	(580,572)	337,411
Treasury shares				(48,892)	(48,892)
Losses accumulated		106,788	(565,549)	106,788	(565,549)

Total attributable to the Company's shareholders		7,801,868	8,613,063	7,752,976	8,564,171

Non-controlling interest	2.4			137,633	87,813

		7,801,868	8,613,063	7,890,609	8,651,984

Total liabilities and equity		38,102,234	35,366,097	43,630,942	41,169,966

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of operations for the period

at June 30, 2013

All amounts in thousands of reais, except earnings (loss) per share

		Parent Company				Consolidated
	Note	2Q13	YTD13	2Q12	YTD12	2Q13	YTD13	2Q12	YTD12
	3(b)							Revised	Revised
Continued operations
Net sales revenue	26	5,799,541	11,308,324	5,121,830	9,696,524	9,527,624	18,823,375	8,955,986	17,027,659
Cost of products sold		(5,018,467)	(9,988,118)	(4,599,513)	(8,746,223)	(8,470,621)	(16,786,296)	(8,146,086)	(15,628,111)

Gross profit		781,074	1,320,206	522,317	950,301	1,057,003	2,037,079	809,900	1,399,548

Income (expenses)
Selling		(51,345)	(99,842)	(41,830)	(91,214)	(96,016)	(195,571)	(89,265)	(180,216)
Distribution		(94,596)	(194,673)	(93,204)	(183,526)	(144,180)	(290,997)	(136,640)	(266,638)
General and administrative		(155,995)	(310,183)	(187,817)	(341,274)	(228,153)	(465,159)	(269,035)	(500,784)
Research and development		(20,426)	(38,941)	(21,457)	(39,617)	(26,677)	(51,241)	(26,911)	(51,357)
Results from equity investments	12(c)	(121,153)	34,935	114,860	252,090	1,528	(3,194)	4,179	2,080
Other operating income (expenses), net	31	11,907	(8,324)	73,896	41,498	(25,103)	(54,158)	90,529	282,469

Operating profit		349,466	703,178	366,765	588,258	538,402	976,759	382,757	685,102

Financial results	28
Financial expenses		(739,901)	(891,410)	(2,167,137)	(2,236,714)	(995,764)	(1,225,814)	(2,383,008)	(2,575,759)
Financial income		307,972	353,286	188,052	200,982	329,967	452,831	280,681	366,322

		(431,929)	(538,124)	(1,979,085)	(2,035,732)	(665,797)	(772,983)	(2,102,327)	(2,209,437)

Profit (loss) before income tax and
social contribution		(82,463)	165,054	(1,612,320)	(1,447,474)	(127,395)	203,776	(1,719,570)	(1,524,335)

Current and deferred income tax and social contribution	17(a)	(34,763)	(72,368)	581,903	570,615	(829)	(105,197)	676,547	623,409
		(34,763)	(72,368)	581,903	570,615	(829)	(105,197)	676,547	623,409

Profit (loss) for the period of continued operations		(117,226)	92,686	(1,030,417)	(876,859)	(128,224)	98,579	(1,043,023)	(900,926)

Discontinued operations results	3(b)
Profit from discontinued operations								14,507	29,940
Current and deferred income tax and social contribution								(4,661)	(9,994)
								9,846	19,946

Profit (loss) for the period						(128,224)	98,579	(1,033,177)	(880,980)

Attributable to:
Company's shareholders						(117,226)	92,686	(1,030,417)	(876,859)
Non-controlling interest	2.4					(10,998)	5,893	(2,760)	(4,121)

						(128,224)	98,579	(1,033,177)	(880,980)

Earnings per share attributable to the shareholders of the Company
of continued operations at the end of the period (R$)	25
Basic earnings per share - common									(1.0756)
Basic earnings per share - preferred							0.2691		(1.0756)
Diluted earnings per share - common									(1.0752)
Diluted earnings per share - preferred							0.2693		(1.0752)

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of comprehensive income for the period

at June 30, 2013

All amounts in thousands of reais, except earnings (loss) per share

		Parent Company				Consolidated
	Note	2Q13	YTD13	2Q12	YTD12	2Q13	YTD13	2Q12	YTD12
	3(b)							Revised	Revised

Profit (loss) for the period		(117,226)	92,686	(1,030,417)	(876,859)	(128,224)	98,579	(1,033,177)	(880,980)

Other comprehensive income or loss:
Fair value of cash flow hedge		(1,517,598)	(1,517,598)		15,613	(1,517,598)	(1,517,598)		15,613
Foreign currency translation adjustment		106,549	99,728	92,254	36,623	111,427	108,250	98,713	49,269
Income tax and social contribution related to
components of comprehensive income		515,983	515,983		(5,309)	515,983	515,983		(5,309)

Total other comprehensive income or loss		(895,066)	(901,887)	92,254	46,927	(890,188)	(893,365)	98,713	59,573

Total comprehensive income for the period		(1,012,292)	(809,201)	(938,163)	(829,932)	(1,018,412)	(794,786)	(934,464)	(821,407)

Attributable to:
Company's shareholders - continued operations						(1,012,292)	(809,201)	(948,009)	(849,878)
Company's shareholders - discontinued operations								9,846	19,946
Non-controlling interest						(6,120)	14,415	3,699	8,525

						(1,018,412)	(794,786)	(934,464)	(821,407)

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

		Parent Company
				Revenue reserves						Retained
						Unrealized	Additional	Other		earnings	Total
			Capital	Legal	Tax	profit	dividends	comprehensive	Treasury	(accumulated	shareholders'
	Note	Capital	reserve	reserve	incentives	reserve	proposed	income	shares	deficit)	equity

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(11,325)	28,692	9,813,480

Comprehensive income for the period:
Loss for the period										(876,859)	(876,859)
Fair value of cash flow hedge, net of taxes								10,304			10,304
Foreign currency translation adjustment								36,623			36,623
								46,927		(876,859)	(829,932)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled subsidiary, net of taxes								(230)		230
Realization of additional property, plant and equipment price-level
restatement, net of taxes								(13,618)		13,618
								(13,848)		13,848

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting							(482,593)				(482,593)
Gain on interest in subsidiary								1,511			1,511
							(482,593)	1,511			(481,082)

At June 30, 2012		8,043,222	845,998	87,710	4,547	16,457		350,176	(11,325)	(834,319)	8,502,466

At December 31, 2012 (revised)		8,043,222	797,979					337,411		(565,549)	8,613,063

Comprehensive income for the period:
Profit for the period										92,686	92,686
Fair value of cash flow hedge, net of taxes								(1,001,615)			(1,001,615)
Foreign currency translation adjustment								99,728			99,728
								(901,887)		92,686	(809,201)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled subsidiary, net of taxes								(484)		484
Realization of additional property, plant and equipment price-level
restatement, net of taxes								(13,618)		13,618
								(14,102)		14,102

Contributions and distributions to shareholders:
Absorption of losses	24(d)		(565,549)							565,549
Loss on interest in subsidiary								(1,994)			(1,994)
			(565,549)					(1,994)		565,549	(1,994)

At June 30, 2013		8,043,222	232,430					(580,572)		106,788	7,801,868

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

		Consolidated
		Attributed to shareholders' interest
				Revenue reserves						Retained	Total
						Unrealized	Additional	Other		earnings	Braskem		Total
			Capital	Legal	Tax	profit	dividends	comprehensive	Treasury	(accumulated	shareholders'	Non-controlling	shareholders'
		Capital	reserve	reserve	incentives	reserve	proposed	income	shares	deficit)	interest	interest	equity

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(60,217)	28,692	9,764,588	215,322	9,979,910

Comprehensive income for the period:
Loss for the period										(876,859)	(876,859)	(4,121)	(880,980)
Fair value of cash flow hedge, net of taxes								10,304			10,304		10,304
Foreign currency translation adjustment								36,623			36,623	12,646	49,269
								46,927		(876,859)	(829,932)	8,525	(821,407)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled subsidiary, net of taxes								(230)		230
Realization of additional property, plant and equipment price-level
restatement, net of taxes								(13,618)		13,618
								(13,848)		13,848

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting							(482,593)				(482,593)		(482,593)
Capital increase of non-controlling shareholders												22,534	22,534
Gain on interest in subsidiary								1,511			1,511	(1,511)
							(482,593)	1,511			(481,082)	21,023	(460,059)

At June 30, 2012		8,043,222	845,998	87,710	4,547	16,457		350,176	(60,217)	(834,319)	8,453,574	244,870	8,698,444

At December 31, 2012 (revised)		8,043,222	797,979					337,411	(48,892)	(565,549)	8,564,171	87,813	8,651,984

Comprehensive income for the period:
Profit for the period										92,686	92,686	5,893	98,579
Fair value of cash flow hedge, net of taxes								(1,001,615)			(1,001,615)		(1,001,615)
Foreign currency translation adjustment								99,728			99,728	8,522	108,250
								(901,887)		92,686	(809,201)	14,415	(794,786)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled subsidiary, net of taxes								(484)		484
Realization of additional property, plant and equipment price-level
restatement, net of taxes								(13,618)		13,618
								(14,102)		14,102

Contributions and distributions to shareholders:
Absorption of losses	24(d)		(565,549)							565,549
Capital increase of non-controlling shareholders												35,405	35,405
Loss on interest in subsidiary								(1,994)			(1,994)		(1,994)
			(565,549)					(1,994)		565,549	(1,994)	35,405	33,411

At June 30, 2013		8,043,222	232,430					(580,572)	(48,892)	106,788	7,752,976	137,633	7,890,609

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of cash flows

at June 30, 2013

All amounts in thousands of reais

	Parent Company		Consolidated
	YTD13	YTD12	YTD13	YTD12

Profit (loss) before income tax and social contribution
and after of discontinued operations results	165,054	(1,447,474)	203,776	(1,494,395)

Adjustments for reconciliation of loss
Depreciation, amortization and depletion	603,005	568,976	967,935	927,750
Results from equity investments	(34,935)	(252,090)	3,194	(2,080)
Interest and monetary and exchange variations, net	494,918	1,326,788	511,995	1,611,653
Other	2,161	212	43,919	3,584

	1,230,203	196,412	1,730,819	1,046,512

Changes in operating working capital
Held-for-trading financial investments	105,343	30,079	101,391	(21,773)
Trade accounts receivable	(1,023,648)	(110,040)	(82,981)	(251,271)
Inventories	(35,376)	(617,804)	(269,298)	(897,422)
Taxes recoverable	982	(231,804)	(98,296)	(358,927)
Prepaid expenses	(33,534)	19,908	(79,802)	29,880
Other receivables	(115,762)	(133,439)	(13,013)	27,956
Trade payables	915,174	1,955,690	537,764	1,999,107
Taxes payable	2,397	(25,317)	(8,645)	(57,728)
Long-term incentives	(563)	(4,973)	(562)	(4,973)
Advances from customers	(231,105)	481,240	201,441	93,364
Sundry provisions	(24,037)	17,094	(42,216)	9,243
Other payables	20,458	143,814	365,045	149,949

Cash from operations	810,532	1,720,860	2,341,647	1,763,917

Interest paid	(233,154)	(354,000)	(512,935)	(392,491)
Income tax and social contribution paid	(12,049)	(21,874)	(34,765)	(21,487)

Net cash generated by (used in) operating activities	565,329	1,344,986	1,793,947	1,349,939

Proceeds from the sale of fixed assets			1,141	747
Proceeds from the sale of investments	233,000		233,000
Cash effect from incorporated subsidiary		394
Acquisitions of investments in subsidiaries and associates	(106,245)	(35,204)	(31)
Acquisitions to property, plant and equipment	(419,171)	(911,651)	(2,150,117)	(1,400,457)
Acquisitions of intangible assets	(7,767)	(4,595)	(8,264)	(4,695)
Held-for-trading and available for sale financial investments	10,329	(1,660)	19,584	(4,598)

Net cash used in investing activities	(289,854)	(952,716)	(1,904,687)	(1,409,003)

Short-term and long-term debt
Obtained borrowings	3,629,200	1,698,231	4,584,995	3,595,351
Payment of borrowings	(3,532,445)	(2,536,219)	(4,381,882)	(3,182,616)
Related parties
Obtained loans	130,801	1,081,259
Payment of loans	(114,621)	(135,835)
Net current transactions	185,584	(41,696)
Dividends paid	(30)	(17)	(30)	(18)
Non-controlling interests in subsidiaries			32,712	16,347

Net cash provided by (used in) financing activities	298,489	65,723	235,795	429,064

Exchange variation on cash of foreign subsidiaries			(12,328)	(24,816)

Increase (decrease) in cash and cash equivalents	573,964	457,993	112,727	345,184

Represented by
Cash and cash equivalents at the beginning for the period	1,627,928	2,224,335	3,287,622	2,952,272
Cash and cash equivalents at the end for the period	2,201,892	2,682,328	3,400,349	3,297,456

Increase (decrease) in cash and cash equivalents	573,964	457,993	112,727	345,184

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of value added

At June 30, 2013

All amounts in thousands of reais

		Parent Company		Consolidated
Continued and discontinued operations	Nota	YTD13	YTD12	YTD13	YTD12

Revenue		13,403,305	11,790,829	21,893,699	20,777,664
Sale of goods, products and services, including discontinued operations	3(b)	13,420,007	11,747,235	21,958,474	20,489,394
Other income (expenses), net		(4,749)	58,777	(47,006)	313,072
Allowance for doubtful accounts		(11,953)	(15,183)	(17,769)	(24,802)
Inputs acquired from third parties		(11,462,171)	(9,346,801)	(18,860,729)	(16,861,621)
Cost of products, goods and services sold		(11,055,739)	(8,965,192)	(18,218,852)	(16,229,208)
Material, energy, outsourced services and others		(406,244)	(381,159)	(641,618)	(626,757)
Impairment of assets		(188)	(450)	(259)	(5,656)
Gross value added		1,941,134	2,444,028	3,032,970	3,916,043

Depreciation, amortization and depletion	3(b)	(603,005)	(568,976)	(967,935)	(927,750)

Net value added produced by the entity		1,338,129	1,875,052	2,065,035	2,988,293

Value added received in transfer		388,397	453,169	449,809	376,211
Results from equity investments	3(b)	34,935	252,090	(3,194)	2,080
Financial income	3(b)	353,286	200,982	452,831	373,998
Other		176	97	172	133

Total value added to distribute		1,726,526	2,328,221	2,514,844	3,364,504

Personnel		245,928	254,125	392,965	426,926
Direct compensation		192,719	182,785	306,272	319,222
Benefits		34,376	53,543	62,999	82,927
FGTS (Government Severance Pay Fund)		18,833	17,797	23,694	24,777

Taxes, fees and contributions		440,322	652,301	729,286	1,152,504
Federal		131,940	(218,068)	355,742	(77,051)
State		304,660	865,891	364,139	1,213,323
Municipal		3,722	4,478	9,405	16,232

Remuneration on third parties' capital		947,590	2,298,654	1,294,014	2,666,054
Financial expenses (including exchange variation)		881,868	2,227,844	1,211,513	2,572,826
Rentals		65,722	70,810	82,501	93,228

Remuneration on own capital		92,686	(876,859)	98,579	(880,980)
Profit for the period	3(b)	92,686	(876,859)	92,686	(896,805)
Non-controlling interests in profit (loss) for the period				5,893	(4,121)
Profit from discontinued operations					19,946

Value added distributed		1,726,526	2,328,221	2,514,844	3,364,504

The Management notes are an integral part of the financial statements

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

1.                       Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia, which jointly with its subsidiaries (hereinafter “Braskem” or “Company”), operates 36 industrial units, 29 in Brazil, 5 in the United States and 2 in Germany.

Braskem S.A. is controlled by Odebrecht S.A. (“Odebrecht”), which indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)                    Material corporate and operating events

(a.1)       On August 17, 2012, the Company inaugurated, in Marechal Deodoro, Alagoas, a new plant with annual production capacity of 200 kton of polyvinyl chloride (“PVC”). With the plant’s opening, Braskem’s annual PVC production capacity increased to 710 kton (unaudited).

(a.2)       On September 13, 2012, the Company inaugurated, in the Triunfo Petrochemical Complex in the state of Rio Grande do Sul, a new plant with annual production capacity of 103 kton (unaudited) of butadiene. The new plant is already operating at full production capacity.

(a.3)       In the last quarter of 2012, the ownership interests held in Cetrel and Braskem Distribuidora were divested, for R$208,100 and R$444,000, respectively. The Parent Company held 54.2% of the total and voting capital of Cetrel and 100% of the capital of Braskem Distribuidora.

(a.4)       The Extraordinary Shareholders Meeting held on May 15, 2013 approved the increase in the capital stock of the subsidiary Braskem Idesa S.A.P.I. (“Braskem Idesa”), without the issue of new shares, in the amount of R$141,620 (Mex$850,061), through capital injection of R$ 106,214 (Mex$ 637,546) by the parent company and R$ 35,406 (Mex$ 212,515) by the non-controlling shareholder.

(b)                    Net working capital

On June 30, 2013, net working capital at the Parent Company and Consolidated were negative R$2,279,490 and R$1,768,255, respectively. The consolidated figures are used in the management of working capital, since the Company uses mechanisms to transfer funds between the companies efficiently without jeopardizing the fulfillment of the commitments of each of the entities forming the consolidated statements. For this reasons, any analysis of the Parent Company’s working capital will not reflect the actual liquidity position of the consolidated group. Although the consolidated net working capital is negative, the Company does not have any issue regarding liquidity, since this condition is only temporary, for the following reason. Braskem S.A. and the Idesa Group temporarily financed the installation of the Ethylene XXI Project in Mexico of the subsidiary Braskem Idesa. The funds required are loaned by the shareholders proportionally to their interest in the capital of Braskem Idesa. As of June 30, 2013, a total of R$1,964 million had been loaned, of which R$1,472 million by Braskem and R$492 million by the Idesa Group. These funds will be repaid upon the release of funds under the long-term loan Project Finance structure. The contracts were executed in December 2012 and the first tranche was made in July 2013 (Note 32). The amount owed to the Idesa Group is recorded in “other accounts payable” under current liabilities in the consolidated financial statements (Note 21).

Additionally, Braskem has three revolving credit lines in the amounts of: (i) US$350 million that may be used without restrictions for a period of four years as from November 2012; and (ii) US$250 million that may be used without restrictions for a period of five years as from August 2011; and (iii) R$450 million for a period of

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

three years as from December 2012. These credit facilities enable Braskem to reduce the amount of cash it holds. Up to June 30, 2013, Braskem had not drawn credit from these lines.

(c)                    Effect of foreign exchange variation

The Company has balances and transactions in other currencies, mainly in U.S. dollar, as well as financial investments, trade accounts receivable, trade payables, borrowings and sales. The balances of assets and liabilities are translated based on the exchange rate at the end of each period, while transactions are based on the effective exchange rate on the date each operation occurs. These rates are informed by the Central Bank of Brazil.

The following table shows the U.S. dollar average and end-of-period exchange rates for the periods in this report:

U.S. dollar, end of period
June 2013	R$ 2.2156
December 2012	R$ 2.0435
Appreciation of the U.S. dollar in relation to the Brazilian real	8.42%

Average U.S. dollar rate
Six-month period ended June 30, 2013	R$ 2.0333
Six-month period ended June 30, 2012	R$ 1.8663
Appreciation of the U.S. dollar in relation to the Brazilian real	8.95%

2.                       Summary of significant accounting policies

2.1.                 Basis of preparation

This Quarterly Information should be read together with the financial statements of Braskem S.A. as of December 31, 2012, which were prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of the quarterly information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies. There were no changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2012 financial statements.

The statement of operations and statement of comprehensive income for the second quarter of 2012 and for the period ended June 30, 2012, as well as their respective Notes for the period ended June 30, 2012 were restated to reflect the divestments of Cetrel S.A. (“Cetrel”) and of Distribuidora de Água Camaçari S.A. (“Braskem Distribuidora”), as well as the decision to divest IQ Soluções & Química S.A. (“Quantiq”) and IQAG Armazéns Gerais Ltda. (“IQAG”) (Note 3). The balance sheet and statement of changes in shareholders' equity as on December 31, 2012, were resubmitted to reflect the effects of the retroactive application of CPC 33 (R1) and IAS 19, as explained in Note 20.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(a)                    Consolidated quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 (R1) and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements.

(b)                    Parent company quarterly information

The parent company Quarterly Information was prepared and is being presented in accordance with pronouncement CPC 21.

2.2.                 Accounting policies

There were no changes in the accounting practices used in the preparation of the Quarterly Information in relation to those presented in the December 31, 2012 financial statements, except as presented in Notes 2.2.1 and 2.2.2.

2.2.1      Defined benefit plans

The defined benefit plans are financed by contributions to pension funds and the use of actuarial assumptions is necessary to measure the liability and the expenses of the plans, as well as the existence of actuarial gains and losses.

The liability recognized in respect of these plans is the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, adjusted by actuarial gains or losses and past-service costs.

The cost components of defined-benefit plans are recognized as follows:

(i)            actuarial gains and losses from the actuarial remeasurement are recognized under “other comprehensive income”.

(ii)          immediate recognition of the costs of past services in the profit or loss as they are incurred; and

(iii)        the net amount of interest on the assets and liabilities of the plan are recorded in the financial results of the period.

Until 2012, item (i) above was not recognized if the amount was lower than 10% (a) of the amount of the current defined benefit obligation; and (b) of the fair value of any plan assets. As of 2013, the amount must be recognized at the moment it is determined. The effects of this change in accounting standard are described in Note 20.

2.2.2      Derivative instruments and hedge operations

(a)                    Derivative instruments

Derivatives are permanently recognized at fair value. The recognition of gain or loss in the result depends on the designation of the derivative as a hedge instrument.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(b)                      Hedge operations

The fair value of a hedge derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is greater than 12 months.

The Management may designate the derivatives contracted as hedges for a specific risk associated to a recognized asset or liability, or a highly probable expected operation (cash flow hedge) and non-derivative financial instruments as hedges for the flow of highly probable future exports.

At the beginning of the operation, the Company documents the relationship between the hedge instruments and the respective hedged items, as well as the risk management objectives and strategy for undertaking the hedge. It also constantly documents its assessment as to whether the derivatives and non-derivatives used in the hedge operations are highly effective in offsetting the changes in fair values or cash flows of the hedged items.

The effective portion of changes in fair value of the hedge derivatives and the foreign exchange variation on financial liabilities designated and qualified as hedges for the flow of exports are recognized in "other comprehensive income". These amounts are transferred to the “financial result” in the periods when the item covered by hedge affects the result. The not effective portion is immediately booked at the statement of operations as “financial result”.

When a hedge instrument expires, is sold, or no longer meets the criteria for hedge accounting, it is discontinued prospectively and all the accumulated gain or loss in shareholders' equity remains there and is recognized in the profit or loss of the year when the hedged item or transaction impacts the result. If the hedged item or transaction is settled in advance or discontinued or if any foreseen transaction is not expected to occur, the accumulated gain or loss in shareholders' equity is immediately transferred to "financial results".

Cash flow hedge operations held by the Company are described in Note 23.

(c)                    Derivatives measured at fair value through profit and loss

Derivatives not designated as hedge instruments are classified as current assets or liabilities.

Changes in the fair value of these derivative instruments are recognized immediately in the statement of operations under “financial results”, regardless of the instrument contracted.

2.3.                 Consolidated quarterly information

The consolidated quarterly information includes the quarterly information of the Parent Company and companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

		Total interest - %
		Headquarters
		(Country)	Jun/2013	Dec/2012	Jun/2012

Direct and Indirect subsidiaries
Braskem America, Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		USA	100.00	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")	(i)	Austria	100.00	100.00
Braskem Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00	100.00
Braskem Idesa S.A.P.I (“Braskem Idesa")	(ii)	Mexico	75.00	75.00	65.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	(ii)	Mexico	75.00	75.00	65.00
Braskem Importação e Exportação Ltda. (“Braskem Importação”)		Brazil	100.00	100.00	100.00
Braskem Incorporated Limited (“Braskem Inc”)		Cayman Islands	100.00	100.00	100.00
Braskem International GmbH ("Braskem Austria")		Austria	100.00	100.00	100.00
Braskem Netherlands B.V (“Braskem Holanda”)		Netherlands	100.00	100.00	100.00
Braskem México, S de RL de CV (“Braskem México”)		Mexico	100.00	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00	100.00
Braskem Petroquímica Ltda. (“Braskem Petroquímica”)		Brazil	100.00	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00	100.00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")		Spain	100.00	100.00	100.00
Braskem Qpar S.A. (“Braskem Qpar”)		Brazil	100.00	100.00	100.00
Cetrel S.A. ("Cetrel")	(iii)	Brazil			53.91
Common Industries Ltd. (“Common”)		British Virgin Islands	100.00	100.00	100.00
Distribuidora de Água Camaçari S.A. ("Braskem Distribuidora")	(iii)	Brazil			100.00
IQ Soluções & Química S.A.(“Quantiq”)	(iv)	Brazil			100.00
IQAG Armazéns Gerais Ltda. (“IQAG”)	(iv)	Brazil			100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)		Uruguay	100.00	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00	100.00
Rio Polímeros S.A. (“Riopol”)		Brazil	100.00	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00	100.00

(i)	Company merged in August 2012.
(ii)	The Company incresed its interest in this investiment in November 2012.
(iii)	Disvestments in December 2012.
(iv)	Investments classified as non-current assets held for sale and presented in consolidated assets and liabilities in specific lines.

2.4.                 Non-controlling interest in the equity and results of operations of the Company’s subsidiaries

	Equity		Profit (loss) for the period
	Jun/2013	Dec/2012	YTD13	YTD12

Braskem Idesa	137,633	87,813	5,893	(9,701)
Cetrel				5,580
Total	137,633	87,813	5,893	(4,121)

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

2.5.                 Reconciliation of equity and profit (loss) for the period between parent company and consolidated

	Equity		Profit (loss) for the period
	Jun/2013	Dec/2012	YTD13	YTD12

Parent Company	7,801,868	8,613,063	92,686	(876,859)
Braskem shares owned by subsidiary Braskem Petroquímica	(48,892)	(48,892)	0
Non-controlling interest	137,633	87,813	5,893	(4,121)
Consolidated	7,890,609	8,651,984	98,579	(880,980)

3.                       Held-for-sale assets and discontinued operations

(a)               Assets held for sale - Quantiq and IQAG

These investments are in the process of sale and the Management of the Company estimates that the negotiations will be concluded in 2013.

The operating profits or losses of Quantiq and IQAG were presented in the segment information as operating segment “Chemical distribution” (Note 30). The operating profits or losses of this segment in the period ended June 30, 2012 were R$18,997.

The profits and losses of Quantiq and IQAG in 2012 are presented under “profit or loss from discontinued operations” in the consolidated statement of operations, and further detailed in item (b) of this Note. The assets and liabilities of these companies on December 31, 2012 are presented under “held-for-sale assets” and “held-for-sale liabilities”, respectively. These amounts should be assessed at the lowest between the book value as of December 31, 2012 and fair value, until the sale or eventual withdrawal from the divestment.

Profit or loss from discontinued operations includes only transactions with third parties.

The balances on June 30, 2013 and 2012 and the transactions during the period ended June 30, 2013 and 2012 of the parent company with Quantiq and IQAG are as follows:

								Income statement transactions from January to June 30, 2013

	Balances at June 30, 2013
	Assets			Liabilities				Sales /Purchases of products
	Current			Current			Non-current
	Trade accounts receivable	Dividends and interest on capital receivable	Total	Trade payables	Other receivable	Total	Payable notes

Assets held for sale
Quantiq	3,188	7,912	11,100	20	1,954	1,974	61,157	67,258
IQAG							2,997

Total	3,188	7,912	11,100	20	1,954	1,974	64,154	67,258

				Income statement transactions from January to June 30, 2012

	Balances at December 31, 2012
	Assets	Liabilities
	Current	Current	Non-current	Sales /Purchases of products
	Trade accounts receivable	Payable notes	Payable notes
Assets held for sale
Quantiq	610	1,954	81,418	100,450
IQAG			1,235

Total	610	1,954	82,653	100,450

The statements of cash flow and of value added for 2012 include the results from discontinued operations.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(b)               Discontinued operations – Cetrel, Braskem Distribuidora, Quantiq and IQAG

The results from investments available-for-sale (Note 3(a)) and from investments of Cetrel and Braskem Distribuidora sold in December 2012 (Note 1(a.3)) are included in these statements.

Income from discontinued operations

YTD12

Net sales revenue	334,950
Cost of products sold	(245,763)
Gross profit	89,187

Selling, General and administrative expenses	(61,830)
Other operating income, net	2,394

Operating profit	29,751

Financial results	189

Profit before income tax and social contribution	29,940

Current and deferred income tax and social contribution	(9,994)

Discontinued operations results	19,946

Earnings per share attributable to the shareholders of the Company of continued operations at the end of the year (R$) (i)
Basic earnings per share - preferred	0.0577
Diluted earnings per share - preferred	0.0577

(i) Increase in loss per share of the Company

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

Cash flow information from discontinued operations

YTD12

Profit before income tax and social contribution	29,940

Adjustments for reconciliation of profit
Depreciation, amortization and depletion	7,466
Interest and monetary and exchange variations, net	1,765
Other adjustments	129

39,300

Changes in operating working capital	(26,176)

Net cash generated by operating activities	13,124

Acquisitions to property, plant and equipment	(6,105)
Acquisitions of intangible assets	(100)

Net cash used in investing activities	(6,205)

Short-term and long-term debt
Payment of borrowings	(5,299)

Net cash used in financing activities	(5,299)

Decrease in cash and cash equivalents	1,620

Represented by
Cash and cash equivalents at the beginning of the year	148,642
Cash and cash equivalents at the end of the year	150,262

Decrease in cash and cash equivalents	1,620

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

Statement of value added for discontinued operations

Discontinued operations	YTD12

Revenue	434,240
Sale of goods, products and services, including discontinued operations	431,874
Other income (expenses), net	2,366

Inputs acquired from third parties	(374,861)
Cost of products, goods and services sold	(338,803)
Material, energy, outsourced services and others	(36,058)

Gross value added	59,379

Depreciation, amortization and depletion	(694)

Net value added produced by the entity	58,685

Value added received in transfer	7,712
Financial income	7,676
Other	36

Total value added to distribute	66,397

Personnel	1,645
Direct compensation	1,375
Benefits	208
FGTS (Government Severance Pay Fund)	62

Taxes, fees and contributions	14,093
Federal	10,201
Municipal	3,892

Remuneration on third parties' capital	30,713
Financial expenses (including exchange variation)	7,487
Rentals	23,226

Remuneration on own capital	19,946
Result from discontinued operations	19,946

Value added distributed	66,397

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

4.                       Cash and cash equivalents

	Consolidated
	Jun/2013	Dec/2012

Cash and banks	354,795	398,142
Cash equivalents:
Domestic market	1,965,324	1,293,164
Foreign market	1,080,230	1,596,316
Total	3,400,349	3,287,622

This table was presented in the 2012 annual financial statements of the Company, in Note 7.

5.                       Financial investments

		Consolidated
		Jun/2013	Dec/2012
Held-for-trading
Investments in FIM Sol		38,027	50,803
Investments in foreign currency		4,376	5,256
Shares		1,679	3,023
Loans and receivables
Investments in FIM Sol			77,469
Investments in local currency			513
Held-to-maturity
Quotas of investment funds in credit rights (i)	(i)	38,756	52,559
Restricted deposits			1,281
Time deposit investment		11,415	15,731
Investments in foreign currency		222,297	307,639
Compensation of investments in foreign currency (ii)	(ii)	(222,297)	(307,639)
Total		94,253	206,635

In current assets		39,149	172,146
In non-current assets		55,104	34,489
Total		94,253	206,635

This table was presented in the 2012 annual financial statements of the Company, in Note 8.

(i)       On June 30, 2013, the Parent Company held junior subordinated shares issued by receivables-backed investment funds. These shares are measured by their redemption value and are held until the conclusion of operations of said funds. The funds issue two other types of shares that enjoy priority in compensation over the junior subordinated shares. The risk related to the operations of these funds is limited to the value of the shares held by the Parent Company.

(ii)     On June 30, 2013, Braskem Holanda had a financial investments held-to-maturity that was irrevocably offset by an export prepayment agreement of the Parent Company, in the amount of US$100 million, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco (Note 15). This accounting offset was carried out in accordance with CPC 39 and IAS 32, which provides for the possibility of offsetting financial instruments when there is intent and rightfully executable right to realize an asset and settle a liability simultaneously. On April 5, 2013, the amount of US$50 million was settled upon maturity.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

6.                       Trade accounts receivable

	Parent company		Consolidated
	Jun/2013	Dec/2012	Jun/2013	Dec/2012
Consumers
Domestic market	1,065,119	790,518	1,271,484	1,038,673
Foreign market	2,038,396	1,283,605	1,450,007	1,582,433
Allowance for doubtful accounts	(215,875)	(203,922)	(275,429)	(256,884)
Total	2,887,640	1,870,201	2,446,062	2,364,222

In current assets	2,747,302	1,834,491	2,302,954	2,326,480
In non-current assets	140,338	35,710	143,108	37,742
Total	2,887,640	1,870,201	2,446,062	2,364,222

This table was presented in the 2012 annual financial statements of the Company, in Note 9.

The Company realizes part of its trade accounts receivable through the sale of trade notes to funds that acquire receivables. These operations are not entitled to recourse, for which reason the trade notes are written-off at the moment of the operation.

7.                       Inventories

	Parent company		Consolidated
	Jun/2013	Dec/2012	Jun/2013	Dec/2012

Finished goods	1,684,206	1,417,380	3,114,019	2,622,736
Raw materials, production inputs and packaging	710,957	908,298	944,194	1,175,451
Maintenance materials	113,342	113,118	220,145	211,517
Advances to suppliers	5,225	10,969	49,634	61,385
Imports in transit and other	38,549	28,785	46,031	30,966
Total	2,552,279	2,478,550	4,374,023	4,102,055

This table was presented in the 2012 annual financial statements of the Company, in Note 10.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

8.                       Related parties

The information concerning related parties was presented in the 2012 annual financial statements of the Company, in Note 11.

(a)                    Parent company

	Balances at June 30, 2013
	Assets
	Current						Non-current
	Trade accounts receivable	Related Parties		Other		Total	Related Parties			Total
		Receivable notes	Other receivable				Current accounts	Loan agreements	Other receivable

Subsidiaries
Braskem America	8,155	4,340				12,495
Braskem Argentina	95,054					95,054
Braskem Chile	10,511					10,511
Braskem Holanda	34,145	168				34,313
Braskem Idesa	28,054	2,742				30,796		386,217		386,217
Braskem Inc	1,266,885					1,266,885		8,415		8,415
Braskem México	528					528
Braskem Participações		97				97	1,632			1,632
Braskem Petroquímica	21,880			34,000	(i)	55,880
Braskem Qpar	502					502	1,216,519			1,216,519
Lantana								60		60
Riopol	9,542			93,500	(i)	103,042
	1,475,256	7,347		127,500		1,610,103	1,218,151	394,692		1,612,843

Jointly-controlled subsidiary
RPR	159			439	(i)	598
	159			439		598

Associated companies
Borealis Brasil S.A. ("Borealis")	475	187				662
Sansuy Administração, Participação, Representação e Serviços Ltda ("Sansuy")	14,931					14,931
	15,406	187				15,593

Related companies
Odebrecht and subsidiaries	2,872			419,100	(ii)	421,972
Petrobras and subsidiaries	59,305		11,283			70,588		65,029	12,993	78,022
	62,177		11,283	419,100		492,560		65,029	12,993	78,022

SPE
FIM Sol				1,515,239	(iii)	1,515,239
				1,515,239		1,515,239

Total	1,552,998	7,534	11,283	2,062,278		3,634,093	1,218,151	459,721	12,993	1,690,865

(i) Amounts under “dividends and interest on capital receivable”

(ii) Amounts under “other accounts receivable”

(iii) Amounts under “cash and cash equivalents”: R$1,477,212 and under “financial investments”: R$38,027

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

	Balances at June 30, 2013
	Liabilities
	Current					Non-Current
	Trade payables	Borrowings	Accounts payable to related parties		Total	Borrowings	Accounts payable to related parties			Total
			Advance to export	Payable notes			Advance to export	Current accounts	Payable notes

Subsidiaries
Braskem America	79		208,908	243	209,230		443,120			443,120
Braskem Austria			45,543		45,543		354,496			354,496
Braskem Holanda			27,317		27,317		2,844,444			2,844,444
Braskem Importação								113		113
Braskem Inc	3,835,654	458,650		868	4,295,172	3,518,898			93,440	3,612,338
Braskem Petroquímica	2,743				2,743			47,691		47,691
Braskem Qpar	1,568				1,568
Politeno Empreendimentos								15		15
Riopol	657				657			1,120,757		1,120,757
	3,840,701	458,650	281,768	1,111	4,582,230	3,518,898	3,642,060	1,168,576	93,440	8,422,974

Related companies
Odebrecht and subsidiaries	9,913				9,913
Petrobras and subsidiaries	1,441,480				1,441,480
	1,451,393				1,451,393

Total	5,292,094	458,650	281,768	1,111	6,033,623	3,518,898	3,642,060	1,168,576	93,440	8,422,974

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

	Income statement transactions from January to June 30, 2013
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	5,495		(71,063)
Braskem Argentina	102,101		8,541
Braskem Austria			(47,905)
Braskem Chile	14,141		976
Braskem Finance			1
Braskem Holanda	137,576		(307,266)
Braskem Idesa	24,814		38,118
Braskem Importação			(1)
Braskem Inc	1,049,513	327,887	(613,698)
Braskem Petroquímica	235,928	103,142
Braskem Qpar	5,874	58,969
Lantana			5
Riopol	95,653	66,020
	1,671,095	556,018	(992,292)

Jointly-controlled subsidiary
RPR	10,167	175
	10,167	175

Associated companies
Borealis	166,666
Sansuy	18,556	4,352
	185,222	4,352

Related companies
Odebrecht and subsidiaries	10,798	141,846
Petrobras and subsidiaries	476,498	5,663,346	2,206
	487,296	5,805,192	2,206

Post-employment benefit plan
Odebrecht Previdência Privada ("Odeprev")				6,896
				6,896

Total	2,353,780	6,365,737	(990,086)	6,896

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

	Balances at December 31, 2012
	Assets
	Current						Non-current
	Trade accounts receivable	Related Parties		Other		Total	Related Parties			Total
		Receivable notes	Other receivable				Current accounts	Loan agreements	Other receivable

Subsidiaries
Braskem America	20,295	4,011				24,306
Braskem Argentina	95,273		20			95,293
Braskem Chile	429					429
Braskem Holanda	7,588	168	39			7,795
Braskem Idesa		3,026				3,026
Braskem Inc	478,182					478,182		7,584		7,584
Braskem Participações		96				96	1,611			1,611
Braskem Petroquímica	5,939			34,000	(i)	39,939	54,085			54,085
Braskem Qpar	1,138		196			1,334	849,437			849,437
Lantana								57		57
Riopol	5,066		50	93,500	(i)	98,616
	613,910	7,301	305	127,500		749,016	905,133	7,641		912,774

Jointly-controlled subsidiary
RPR				2,645	(i)	2,645
				2,645		2,645

Associated companies
Borealis	252	187				439
Sansuy	15,609					15,609
	15,861	187				16,048

Related companies
Odebrecht and subsidiaries				652,148	(ii)	652,148
Petrobras and subsidiaries	85,566		6,113			91,679		62,822	12,993	75,815
	85,566		6,113	652,196		743,827		62,822	12,993	75,815

SPE
FIM Sol				1,083,190	(iii)	1,083,190
				1,083,190		1,083,190

Total	715,337	7,488	6,418	1,865,531		2,594,726	905,133	70,463	12,993	988,589

(i) Amounts under “dividends and interest on capital receivable”

(ii) Amounts under “other accounts receivable”

(iii) Amounts under “cash and cash equivalents”: R$954,919 and under “financial investments”: R$128,271

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

	Balances at December 31, 2012
	Liabilities
	Current						Non-Current
	Trade payables	Advances from customers	Borrowings	Accounts payable to related parties		Total	Borrowings	Accounts payable to related parties			Total
				Advance to export	Payable notes			Advance to export	Payable notes

Subsidiaries
Braskem America				181,639	170	181,809		408,700			408,700
Braskem Holanda		80		24,382		24,462		2,521,323			2,521,323
Braskem Importação									113		113
Braskem Inc	2,677,575		53,406		800	2,731,781	3,245,562		86,181	(i)	3,331,743
Braskem Petroquímica	863					863
Braskem Qpar	40					40
Politeno Empreendimentos									15		15
Riopol	954					954			651,422	(i)	651,422
	2,679,432	80	53,406	206,021	970	2,939,909	3,245,562	2,930,023	737,731		6,913,316

Related companies
Odebrecht and subsidiaries	1,388					1,388
Petrobras and subsidiaries	1,193,461					1,193,461
	1,194,849					1,194,849

Total	3,874,281	80	53,406	206,021	970	4,134,758	3,245,562	2,930,023	737,731		6,913,316

(i) Amount refers to “current accounts”

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

	Income statement transactions from January to June 30, 2012
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	5,425		1,413
Braskem Argentina	59,906		1,924
Braskem Chile	21,438		119
Braskem Finance			1
Braskem Holanda	246,737		(301,120)
Braskem Idesa			14
Braskem Inc	21,069	1,096,587	(631,305)
Braskem Petroquímica	180,481	100,280
Braskem Qpar	22,548	41,926
Ideom	2	5,500
Lantana			4
Riopol	71,688	49,295
	629,294	1,293,588	(928,950)

Jointly-controlled subsidiary
RPR	1,940	1,482	743
	1,940	1,482	743

Associated companies
Borealis	35,694
Sansuy	13,504	6,902
	49,198	6,902

Related companies
Odebrecht and subsidiaries		244,296
Petrobras and subsidiaries	321,686	5,153,849	2,341
Other		82,459
	321,686	5,480,604	2,341
Post employment benefit plan
Odeprev				12,490
				12,490

Total	1,002,118	6,782,576	(925,866)	12,490

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(b)                    Consolidated

	Balances at June 30, 2013
	Assets									Liabilities
	Current						Non-current			Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled subsidiary
RPR	159			439	(i)	598
	159			439		598

Associated companies
Borealis	475	187				662
Sansuy	14,931					14,931
	15,406	187				15,593

Related companies
Odebrecht and subsidiaries	2,872			419,100	(ii)	421,972				111,080
Petrobras and subsidiaries	65,774		20,143			85,917	65,029	66,301	131,330	1,537,106
	68,646		20,143	419,100		507,889	65,029	66,301	131,330	1,648,186

Total	84,211	187	20,143	419,539		524,080	65,029	66,301	131,330	1,648,186

(i) Amount under “dividends and interest on capital receivable”

(ii) Amounts under “other accounts receivable”

	Income statement transactions from January to June 30, 2013
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled subsidiary
RPR	10,521	20,316
	10,521	20,316

Associated companies
Borealis	180,194
Sansuy	18,556	4,352
	198,750	4,352

Related companies
Odebrecht and subsidiaries	10,798	142,166
Petrobras and subsidiaries	667,142	8,930,305	2,206
	677,940	9,072,471	2,206

Post employment benefit plan
Odeprev				8,840
				8,840

Total	887,211	9,097,139	2,206	8,840

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

	Balances at December 31, 2012
	Assets									Liabilities
	Current						Non-current			Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled subsidiary
RPR				2,645	(i)	2,645
				2,645		2,645

Associated companies
Borealis	1,017	187				1,204
Sansuy	15,640					15,640
	16,657	187				16,844

Related companies
Odebrecht and subsidiaries				652,100	(ii)	652,100				1,388
Petrobras and subsidiaries	95,462		13,725			109,187	62,822	64,805	127,627	1,505,754
	95,462		13,725	652,100		761,287	62,822	64,805	127,627	1,507,142

Total	112,119	187	13,725	654,745		780,776	62,822	64,805	127,627	1,507,142

(i) Amount under “dividends and interest on capital receivable”

(ii) Amounts under “other accounts receivable”

	Income statement transactions from January to June 30, 2012
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Jointly-controlled subsidiary
RPR	2,247	17,877	743
	2,247	17,877	743
Associated companies
Borealis	41,539
Sansuy	13,504	6,902
	55,043	6,902
Related companies
Odebrecht and subsidiaries		244,344
Petrobras and subsidiaries	477,410	8,352,188	1,992
Other		83,084
	477,410	8,679,616	1,992
Post employment benefit plan
Odeprev				14,469
				14,469

Total	534,700	8,704,395	2,735	14,469

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(c)                    Key management personnel

	Parent company and Consolidated
Non-current liabilities	Jun/2013	Dec/2012

Long-term incentives	2,812	2,897
Total	2,812	2,897

Income statement transactions	Parent company and Consolidated
	YTD13	YTD12
Remuneration
Short-term benefits to employees and managers	23,432	26,302
Post-employment benefit	140	102
Long-term incentives	51	298
Total	23,623	26,702

9.                       Taxes recoverable

		Parent company		Consolidated
	Note	Jun/2013	Dec/2012	Jun/2013	Dec/2012
Parent Company and subsidiaries in Brazil
IPI		33,969	31,647	36,485	32,734
Value-added tax on sales and services (ICMS) - normal operations		425,254	447,086	853,755	845,045
ICMS - credits from PP&E		86,685	108,910	123,309	178,920
Social integration program (PIS) and social contribution on		384,271	419,170	441,339	484,692
revenue (COFINS) - normal operations
PIS and COFINS - credits from PP&E		134,467	147,764	262,862	273,693
PIS and COFINS - Provisional measure 613/13	(a)	55,928		78,551
PIS and COFINS - Law 9,718/98		120,383	158,570	127,238	171,140
PIS - Decree-Law 2,445 and 2,449/88		69,772	70,856	102,450	104,256
Income tax and social contribution (IR and CSL)		347,408	323,924	496,660	452,867
REINTEGRA program	(b)	247,281	194,694	265,324	217,775
Other		137,881	129,612	160,392	150,980

Foreign subsidiaries
Value-added tax	(c)			185,615	90,301
Income tax				836	177
Other				1,590	765

Total		2,043,299	2,032,233	3,136,406	3,003,345

Current assets		1,086,969	1,005,842	1,683,079	1,476,211
Non-current assets		956,330	1,026,391	1,453,327	1,527,134
Total		2,043,299	2,032,233	3,136,406	3,003,345

The information related to taxes recoverable was presented in the 2012 annual financial statements of the Company, in Note 12.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(a)                    PIS and COFINS – Provisional Presidential Decree No. 613/13

Provisional Presidential Decree No. 613 was published on May 8, 2013, which, among others, reduced the PIS and COFINS taxes on imports and on revenue from sales in the domestic market of inputs manufactured by domestic manufacturers and offers fresh credit to the chemical and petrochemical production chain.

The price of raw materials acquired by Braskem includes PIS and COFINS taxes at 1%. While recording such purchases, Braskem considers a credit related to these contributions at the rate of 9.25% thus generating a benefit equivalent to 8.25% of the value of such purchases. Starting 2016, the rate of 1% will gradually increase to reach 9.25% as of 2018.

The realization of these credits may occur in two ways: (i) offset of overdue or falling due liabilities related to taxes levied by the Federal Revenue Service; or (ii) cash reimbursement.

(b)                    REINTEGRA Program

In the period ended June 30, 2013, the Company recognized credits in the amount of R$92,587 (Note 27) and offset the amount of R$45,038.

(c)                    Value added tax (“VAT”)

On June 30, 2013, this line included:

(i)     R$33,734 from sales by Braskem Alemanha to other countries. These credits are refunded in cash by the local government; and

(ii)   R$151,881 from purchases of machinery and equipment for the Ethylene XXI Project. These credits may be refunded, in cash, by the local government or offset with VAT due from the start of operations of the project.

10.                   Other accounts receivable - consolidated

The main change is due to the receipt of R$233,000 from the divestment, in December 2012, of the interests held by the Parent Company in Cetrel and Braskem Distribuidora.

The information related to other accounts receivable was presented in the 2012 annual financial statements, in Note 15.

11.                   Judicial deposits

	Consolidated
	Jun/2013	Dec/2012

Judicial deposits
Tax contingencies	97,871	101,499
Labor and social security contingencies	77,020	73,177
Other	4,918	4,942
Total	179,809	179,618

The information related to judicial deposits was presented in the 2012 annual financial statements of the Company, in Note 13.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

12.                   Investments

The information related to investments was presented in the Company’s 2012 annual financial statements, in Note 16.

(a)                    Information on investments

(a.1)       Investments of the Parent Company

		Interest in	Adjusted net profit (loss)		Adjusted
		total capital (%)	for the period		equity
		Jun/2013	Jun/2013	Jun/2012	Jun/2013	Dec/2012

Subsidiaries
Braskem Alemanha		5.66	(34,616)	(45,348)	989,792	961,450
Braskem America	(i)			252,851
Braskem Argentina		96.77	169	(523)	8,019	7,850
Braskem Austria		100.00	(346)	-	(300)	81
Braskem Chile		99.02	48	150	1,830	1,782
Braskem Distribuidora	(ii)			6,561
Braskem Holanda		100.00	(3,195)	11,414	1,241,860	1,188,368
Braskem Finance		100.00	(10,224)	(25,643)	(127,653)	(117,429)
Braskem Idesa		75.00	23,507	(27,719)	550,532	351,249
Braskem Importação		0.04	(1)	(1)	203	203
Braskem Inc.		100.00	(99,240)	27,475	202,589	301,829
Braskem Participações		100.00	1,518	286	(360)	(1,945)
Braskem Petroquímica		100.00	45,285	22,280	1,639,258	1,593,973
Braskem Qpar		96.96	(105,614)	(49,646)	2,430,475	2,536,089
Cetrel	(iii)			11,569
IQAG	(iv)	0.12		627		3,942
Petroquímica Chile		97.96	(962)	212	5,573	6,535
Politeno Empreendimentos		99.98	(6)	(2)	601	607
Quantiq	(iv)	99.90		7,524		249,383
Riopol		100.00	246,472	43,356	2,878,810	2,632,337

Jointly-controlled subsidiary
RPR		33.20	6,483	2,696	116,798	128,591

(i)    Investment transferred to the subsidiary Braskem Alemanha in December 2012.

(ii)   Company divested in December 2012.

(iii) Investment divested in December 2012.

(iv) Assets held for sale.

	Interest in	Adjusted net profit (loss)		Adjusted
	total capital (%)	for the period		equity
	Jun/2013	Jun/2013	Jun/2012	Jun/2013	Dec/2012

Associates
Borealis	20.00	5,492	5,703	166,746	165,459
Companhia de Desenvolvimento
Rio Verde ("Codeverde")	35.97	(406)	649	45,671	46,342
Sansuy	20.00	(11)	(12)	1,709	1,722

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(a.2)       Investments of subsidiaries

		Interest in	Adjusted net profit (loss)		Adjusted
		total capital (%)	for the period		equity
		Jun/2013	Jun/2013	Jun/2012	Jun/2013	Dec/2012

Braskem Alemanha
Braskem America	(i)	100.00	11,329		884,552	810,315
Braskem America
Braskem America Finance		100.00	72	(505)	1,108	(4,206)
Braskem Austria
Braskem Austria Finance	(v)	100.00			47	47
Braskem Espanha	(vi)	100.00			8	8
Braskem Chile
Braskem Argentina	(x)			(523)		7,850
Petroquímica Chile		2.03	(962)	212	5,573	6,535
Braskem Distribuidora
Lantana	(viii)			6,845
Braskem Holanda
Braskem Alemanha		94.34	(34,616)	(45,348)	989,792	961,450
Propilsur		49.00	(2,433)	(515)	104,427	109,695
Polimerica	(ix)			(13)
Braskem Idesa
Braskem Idesa Serviços		100.00	788	234	3,747	2,726
Braskem Importação
Braskem México		0.03	1,557	259	1,626
Braskem Inc.
Braskem Chile		0.98	48	150	1,830	1,782
Lantana		3.66	(44)	6,845	(588)	(544)
Petroquímica Chile		0.01	(962)	212	5,573	6,535
Braskem Participações
Braskem Argentina	(x)	3.23	169		8,019	7,850
Braskem Importação	(vii)	99.96	(1)		203	203
Braskem México		99.97	1,557	259	1,626
Politeno Empreendimentos		0.02	(6)	(2)	601	607
Quantiq	(iv)	0.10		7,524		249,383
Lantana	(viii)	96.34	(44)		(588)	(544)
Braskem Petroquímica
Braskem Qpar		3.04	(105,614)	(49,646)	2,430,475	2,536,089
Cetrel	(iii)			11,569
Braskem Qpar
Common		100.00	699	550	8,248	7,550
Common
Norfolk		100.00	7,284	6,076	77,353	70,069
Quantiq
IQAG	(iv)	99.88		627		3,942

(v)       Company incorporated in August 2012.

(vi)      Company incorporated in June 2012.

(vii)    Company acquired by Braskem Participações in August 2012.

(viii)   Company acquired by Braskem Participações in October 2012.

(ix)      Withdrawal of the interest in this investment in November 2012

(x)       Shares acquired from Braskem Participações in April 2013.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(b)                    Changes in investments – parent company

			Dividends	Equity in results of investees						Currency
	Balance at	Capital	and interest	Effect	Adjustment of	Goodwill			Interest	translation	Balance at
	Dec/2012	increase	on equity	of results	profit in inventories	amortization	Other		loss	adjustments	Jun/2013
Subsidiaries and jointly-controlled subsidiaries

Domestic subsidiaries
Braskem Petroquímica	1,452,589			45,285	(131)	(1,718)					1,496,025
Braskem Qpar	3,367,628			(102,402)	2,155	(56,889)	47,746	(i)			3,258,238
Politeno Empreendimentos	607			(6)							601
Quantiq	253,272		(7,912)								245,360
Riopol	2,630,417			246,472	1,297						2,878,186
RPR	42,698			(3,916)							38,782
	7,747,211		(7,912)	185,433	3,321	(58,607)	47,746				7,917,192

Foreign subsidiaries
Braskem Alemanha	53,753			(1,959)						4,232	56,026
Braskem Argentina	7,850			169							8,019
Braskem Austria	81						(81)
Braskem Chile	1,782			48							1,830
Braskem Holanda	1,177,221			(3,195)						67,834	1,241,860
Braskem Idesa	263,437	106,214		17,630					(1,994)	27,612	412,899
Braskem Inc.	301,829			(99,240)							202,589
Petroquímica Chile	6,535			(962)							5,573
	1,812,488	106,214		(87,509)			(81)		(1,994)	99,678	1,928,796

Total subsidiaries and jointly-controlled subsidiaries	9,559,699	106,214	(7,912)	97,924	3,321	(58,607)	47,665		(1,994)	99,678	9,845,988

Associates

Domestic subsidiaries
Borealis	31,945			1,403							33,348
Nitrocolor		38					(38)
Total associates	31,945	38		1,403			(38)				33,348

Total subsidiaries, jointly-controlled subsidiaries and associates	9,591,644	106,252	(7,912)	99,327	3,321	(58,607)	47,627		(1,994)	99,678	9,879,336

(i) Settlement of this subsidiary contingencies that were recorded when the purchase.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(c)                    Breakdown of equity accounting results

	Parent company			Consolidated
	Jun/2013		Jun/2012	Jun/2013	Jun/2012

Equity in results of subsidiaries, associate and jointly-controlled	102,648		321,851	(3,194)	707
Amortization of fair value adjustment	(58,607)	(i)	(45,509)
Provision for losses on investments	(9,106)		(25,625)
Other			1,373		1,373
	34,935		252,090	(3,194)	2,080

(i)       Amortization of fair value adjustments comprises the following:

•      R$56,889 related to the amortization of fair value adjustments on the assets and liabilities from the acquisition of Quattor. This amount is distributed in the following items of the consolidated statement of operations: “net sales revenue” of R$8,859; “cost of sales” of R$46,033; “general and administrative expenses” of R$45, and “financial results” of R$6,661. The effect of deferred income tax and social contribution was R$4,709.

•      R$1,718 related to the amortization of fair value adjustments on property, plant and equipment of the subsidiary Braskem Petroquímica.

13.                   Property, plant and equipment

	Consolidated
	Jun/2013			Dec/2012
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	421,001		421,001	417,077		417,077
Buildings and improvements	1,770,606	(733,643)	1,036,963	1,749,193	(699,935)	1,049,258
Machinery, equipment and installations	24,749,437	(10,119,615)	14,629,822	24,514,118	(9,296,148)	15,217,970
Projects in progress	6,095,224		6,095,224	4,057,731		4,057,731
Other	847,911	(410,064)	437,847	805,160	(370,411)	434,749
Total	33,884,179	(11,263,322)	22,620,857	31,543,279	(10,366,494)	21,176,785

This table was presented in the Company’s 2012 annual financial statements, in Note 17.

Impairment test for property, plant and equipment

There were no significant events or circumstances in the period ended June 30, 2013 that indicate the need for impairment testing on the property, plant and equipment.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

14.                   Intangible Assets

	Consolidated
	Jun/2013			Dec/2012
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,804)	2,058,918	3,187,722	(1,128,804)	2,058,918
Trademarks and patents	200,605	(75,609)	124,996	199,367	(71,141)	128,226
Software and use rights	435,118	(210,908)	224,210	402,396	(183,908)	218,488
Contracts with customers and suppliers	701,560	(181,125)	520,435	685,890	(150,556)	535,334
	4,525,005	(1,596,446)	2,928,559	4,475,375	(1,534,409)	2,940,966

This table was presented in the 2012 annual financial statements of the Company, in Note 18.

Impairment testing of intangible assets with indefinite useful life

There were no significant events or circumstances in the period ended June 30, 2013 that indicated the need for impairment testing of the intangible assets with indefinite useful life.

15.                   Borrowings

	Annual financial charges			Consolidated
		Average interest (unless otherwise stated)
	Monetary restatement		Jun/2013	Dec/2012
Foreign currency
Bonds and Medium term notes (MTN)	Note 15 (a)	Note 15 (a)	9,927,075	9,278,759
Advances on exchange contracts	US dollar exchange variation	1.54%		173,939
Export prepayments	Note 15 (b)	Note 15 (b)	977,944	513,610
BNDES	Note 15 (c)	Note 15 (c)	508,738	495,260
Export credit notes	Note 15 (d)	Note 15 (d)	853,840	787,687
Working capital	US dollar exchange variation	1.54% above Libor	1,089,536	917,283
Other	US dollar exchange variation	4.00% above Libor	2,439
Other	Exchange variation (UMBNDES)	6.06%		768
Other	US dollar exchange variation	1.15%	236,215
Transactions costs, net			(84,174)	(60,285)

Local currency
Export credit notes	Note 15 (d)	Note 15 (d)	2,518,938	2,384,414
BNDES	Note 15 (c)	Note 15 (c)	2,294,795	2,381,892
BNB/ FINAME/ FINEP/ FUNDES		6.98%	608,067	605,273
BNB/ FINAME/ FINEP/ FUNDES	TJLP	0.32%	20,231	25,746
Other	TJLP	2.87%		7,292
Total			18,953,644	17,511,638

Current liabilities			2,796,159	1,836,028
Non-current liabilities			16,157,485	15,675,610
Total			18,953,644	17,511,638

The information related to borrowings was presented in the 2012 annual financial statements of the Company, in Note 19.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(a)                    Bonds and MTN

	Issue amount		Interest	Consolidated
Issue date	(US$ in thousands)	Maturity	(% per year)	Jun/2013	Dec/2012
July 1997	250.000	June 2015	9.38	145,227	134,175
January 2004	250.000	January 2014	11.75	180,128	169,609
September 2006	275.000	January 2017	8.00	295,019	275,270
June 2008	500.000	June 2018	7.25	987,796	1,026,894
May 2010	400.000	May 2020	7.00	889,636	820,621
May 2010	350.000	May 2020	7.00	783,452	722,596
October 2010	450.000	no maturity date	7.38	1,014,585	935,776
April 2011	750.000	April 2021	5.75	1,675,982	1,545,798
July 2011	500.000	July 2041	7.13	1,142,442	1,053,701
February 2012	250.000	April 2021	5.75	560,535	516,995
February 2012	250.000	no maturity date	7.38	563,659	519,876
May 2012	500.000	May 2022	5.38	1,117,393	1,030,598
July 2012	250.000	July 2041	7.13	571,221	526,850
Total	4,975,000			9,927,075	9,278,759

(b)                    Export prepayments (“EPP”)

	Initial amount
	of the transaction			Consolidated
Issue date	(US$ thousand)	Maturity	Charges (% per year)	Jun/2013	Dec/2012
May 2010	150.000	May-2015	US dollar exchange variation + semiannual Libor + 2.40	333,231	307,406
December 2010	100.000	December-2017	US dollar exchange variation + semiannual Libor + 2.47	223,207	206,204
January 2013	200.000	November-2022	US dollar exchange variation + semiannual Libor + 1.10	421,506
Total	450.000			977,944	513,610

(c)                    BNDES borrowings

					Consolidated
Projects	Issue date	Maturity	Charges (% per year)	Jun/2013	Dec/2012

Foreign currency
Other	2006	October-2016	US dollar exchange variation + 6.43	7,267	7,708
Other	2006	January-2013	Monetary variation (UMBNDES) + 5.46		100
Limit of credit UNIB-South	2006	July-2014	US dollar exchange variation + 5.45 to 5.65	7,558	10,747
Braskem Qpar expansion	2006/2007/2008	April-2016	US dollar exchange variation + 6.13 to 6.43	17,953	21,072
Braskem Qpar expansion	2006/2007/2008	January-2015	Monetary variation (UMBNDES) + 6.28	1,723	2,099
Limit of credit I	2007	April-2015	US dollar exchange variation + 4.95 to 5.84	35,013	42,519
Green PE	2009	July-2017	US dollar exchange variation + 6.21	42,920	44,440
Limit of credit II	2009	January-2017	US dollar exchange variation + 6.21	88,809	93,354
New plant PVC Alagoas	2010	January-2020	US dollar exchange variation + 6.21	117,523	101,647
Limit of credit III	2011	October-2018	US dollar exchange variation + 6.05 to 6.08	149,092	143,186
Butadiene	2011	January-2021	US dollar exchange variation + 6.08	40,880	28,388
				508,738	495,260

Local currency
Other	2006	September-2016	TJLP + 2.80	58,233	67,218
Limit of credit UNIB-South	2006	Mai-2014	TJLP + 2.02 to 2.32	26,192	44,432
Braskem Qpar expansion	2006/2007/2008	February-2014	TJLP + 1.00 to 3.30	152,453	197,546
Limit of credit I	2007	April-2015	TJLP + 1.81 to 2.32	129,821	173,477
Green PE	2008/2009	June-2017	TJLP + 0.00 to 4.78	367,363	414,278
Limit of credit II	2009	January-2017	TJLP + 2.58 to 3.58	279,863	319,039
Limit of credit II	2009	January-2017	4.50	12,505	14,252
New plant PVC Alagoas	2010	December-2019	TJLP + 0.00 to 3.58	381,634	351,406
New plant PVC Alagoas	2010	December-2019	5.50	43,419	43,066
Limit of credit III	2011	September-2018	TJLP + 2.05 to 3.45	596,292	582,981
Limit of credit III	2011	July-2018	4.00	103,078	64,095
Butadiene	2011	December-2020	TJLP + 0.00 to 3.45	143,942	110,102
				2,294,795	2,381,892

Total				2,803,533	2,877,152

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(d)                    Export credit notes (“NCE”)

		Initial amount				Consolidated
Issue date		of the transaction	Maturity	Charges (% per year)	Jun/2013	Dec/2012

Foreign currency
November 2006		167,014	May 2018	Us dollar exchange variation + 8.10	174,800	161,150
April 2007		101,605	March 2018	Us dollar exchange variation + 7.87	112,766	104,029
May 2007		146,010	May 2019	Us dollar exchange variation + 7.85	167,257	154,298
January 2008		266,430	February 2020	Us dollar exchange variation + 7.30	342,381	315,973
March 2008		41,750	March 2016	Us dollar exchange variation + 7.50	56,636	52,237
		722,809			853,840	787,687

Local currency
April 2010		50,000	March 2014	100% of CDI	67,932	65,678
June 2010		200,000	June 2014	100% of CDI	265,271	256,471
February 2011		250,000	February 2014	99% of CDI	246,029	297,434
April 2011	(i)	450,000	April 2019	112.5% of CDI	457,261	456,876
June 2011		80,000	June 2014	98.5% of CDI	94,657	91,563
August 2011	(i)	400,000	August 2019	112.5% of CDI	402,798	402,527
January 2012	(ii)	200,000	December 2013	103% of CDI		217,320
June 2012		100,000	June 2014	103% of CDI	107,490	103,818
September 2012		300,000	September 2015	103% of CDI	316,494	305,684
October 2012		85,000	September 2014	98.5% of CDI	89,340	86,419
November 2012	(iii)	100,000	November 2013	106% of CDI		100,624
February 2013	(iv)	100,000	February 2016	8.00	101,183
February 2013	(iv)	50,000	February 2016	7.50	50,515
February 2013	(iv)	100,000	February 2016	8.00	100,880
February 2013	(iv)	50,000	February 2016	8.00	50,440
February 2013	(iv)	100,000	February 2016	8.00	100,816
March 2013	(iv)	50,000	March 2016	8.00	50,246
March 2013	(iv)	17,500	March 2016	8.00	17,586
Total		2,682,500			2,518,938	2,384,414

(i)       The Company enters into swap transactions for these NCE contracts in order to offset the variation in the Interbank Certificate of Deposit (CDI) rate.

(ii)     Financing paid in advance in March 2013.

(iii)   Financing paid in advance in January 2013.

(iv)   The Company enters into swap transactions for these NCE contracts (from 88.20% to 92.70% of CDI).

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(e)                    Payment schedule

The maturity profile of the long-term amounts is as follows:

	Consolidated
	Jun/2013	Dec/2012

2014	482,322	1,759,551
2015	1,654,020	1,515,498
2016	1,684,636	1,092,519
2017	818,626	715,362
2018	1,566,406	1,512,383
2019	1,216,596	1,146,166
2020	2,094,600	1,884,761
2021	2,275,051	2,059,513
2022 and thereafter	4,365,228	3,989,857
Total	16,157,485	15,675,610

(f)                     Capitalized financial charges - consolidated

The Company capitalized financial charges in the period ended June 30, 2013 in the amount of R$66,694 (R$78,883 in the period ended June 30, 2012), including monetary variation and part of the exchange variation. The average rate of these charges applied on ongoing projects was 6.90% p.a. (7.27% p.a. in the period ended June 30, 2012).

(g)                    Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total
		debt	Total
Loans	Maturity	Jun/2013	guaranteed	Guarantees

BNB	December 2022	293,357	293,357	Mortgage of plants, pledge of machinery and equipment
BNDES	January 2021	2,803,533	2,803,533	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	May 2020	225,750	225,750	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	January 2022	105,731	105,731	Bank surety
FINAME	February 2022	3,460	3,460	Pledge of equipment
Total		3,431,831	3,431,831

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

16.                   Taxes payable

	Parent company		Consolidated
	Jun/2013	Dec/2012	Jun/2013	Dec/2012

Parent Company and subsidiaries in Brazil
IPI	65,651	55,609	88,621	71,440
PIS and COFINS			7,128	5,764
Income tax and social contribution	26,501	16,983	125,116	54,987
ICMS	27,245	16,274	82,378	72,435
Federal tax payment program - Law 11,941/09	1,134,502	1,168,413	1,202,264	1,237,156
Other	45,478	47,119	47,168	59,630

Foreign subsidiaries
Value-added tax				2,538
Income tax				2,132
Other			84	1,460
Total	1,299,377	1,304,398	1,552,759	1,507,542

Current liabilities	277,679	245,173	425,640	342,789
Non-current liabilities	1,021,698	1,059,225	1,127,119	1,164,753
Total	1,299,377	1,304,398	1,552,759	1,507,542

The information related to taxes payable was presented in the Company’s 2012 annual financial statements, in Note 21.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

17.                   Income tax (“IR”) and social contribution (“CSL”)

(a)                    Reconciliation of the effects of income tax and social contribution on profit or loss

	Parent company		Consolidated
	Jun/2013	Jun/2012	Jun/2013	Jun/2012

Income before IR and CSL and after discontinued operations	165,054	(1,447,474)	203,776	(1,494,395)

IR and CSL at the rate of 34%	(56,118)	492,141	(69,284)	508,094

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	14,974	93,956	(1,086)	240
Tax incentives (Sudene and PAT)			609	27
Other permanent adjustments	(31,224)	(15,482)	(35,436)	105,054

Effect of IR and CSL on results of operations	(72,368)	570,615	(105,197)	613,415

Breakdown of IR and CSL:

Current IR and CSL / continued operations			(78,789)	(5,222)
Current IR (credit) - foreign subsidiaries / continued operations				5,847
Current IR and CSL / discontinued operations				(8,519)
Current IR and CSL			(78,789)	(7,894)

Deferred IR and CSL / continued operations	(72,368)	570,615	(26,408)	622,784
Deferred IR and CSL / discontinued operations				(1,475)
Deferred IR and CSL	(72,368)	570,615	(26,408)	621,309

Total IR and CSL on income statement	(72,368)	570,615	(105,197)	613,415

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(b)               Breakdown of deferred income tax and social contribution

	Parent company		Consolidated
Deferred tax - assets	Jun/2013	Dec/2012	Jun/2013	Dec/2012

Tax losses (IR) and negative base (CSL)	497,876	444,332	1,194,433	1,099,345
Goodwill amortized	15,927	28,126	19,018	31,432
Exchange variations	586,978	205,725	597,321	215,545
Temporary adjustments	327,836	277,549	487,461	362,198
Business combination	89,769	89,770	229,548	243,517
Pension plan	59,296	49,912	59,296	49,912
Deferred charges - write-off	2,598	5,197	49,014	60,060
Total assets	1,580,280	1,100,611	2,636,091	2,062,009

	Parent company		Consolidated
Deferred tax - liabilities	Jun/2013	Dec/2012	Jun/2013	Dec/2012

Amortization of goodwill based on future profitability	527,443	510,308	615,042	586,857
Tax depreciation	245,301	208,849	508,509	391,224
Exchange variations			1,529
Temporary differences	7,716	8,014	325,753	327,500
Business combination	84,651	85,746	605,043	624,817
Write-off negative goodwill of incorporated subsidiaries	1,484	1,781	1,484	1,781
Additional indexation PP&E	147,174	154,188	147,174	154,189
Other	38,026	46,857	43,522	52,254
Total liabilities	1,051,795	1,015,743	2,248,056	2,138,622

(c)               Realization of deferred income tax and social contribution

In the period ended June 30, 2013, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

The information related to income tax and social contribution was presented in the 2012 annual financial statements of the Company, in Note 22.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

18.                   Sundry provisions

	Consolidated
	Jun/2013	Dec/2012

Provision for customers bonus	28,652	40,666
Provision for recovery of environmental damages	45,914	32,944
Judicial and administrative provisions	289,314	333,218
Other	9,579	8,847
Total	373,459	415,675

Current liabilities	48,634	52,264
Non-current liabilities	324,825	363,411
Total	373,459	415,675

The composition of provisions for judicial and administrative suits is as follows:

		Consolidated
		Jun/2013	Dec/2012

Labor claims		78,676	75,697

Tax claims
Income tax and social contribution		30,980	29,980
PIS and COFINS		34,085	32,929
ICMS - interstate purchases		82,485	79,688
ICMS - other	(i)	10,935	56,974
Other		44,143	50,744

Corporate claims and other		8,010	7,206
		289,314	333,218

(i)         Settlement of the contingency of Quattor booked upon the acquisition of this subsidiary in the amount of de R$ 47,747 (Note 12(b.)).

This table and the information on provisions were presented in the 2012 annual financial statements of the Company, in Note 23.

19.                   Advances from customers – consolidated current liabilities

The main change in this item is related to advances made by clients abroad for the purchase of products in 2013.

The information related to advances from customers was presented in the 2012 annual financial statements of the Company, in Note 26.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

20.                   Defined-benefit plans

The amounts recognized for defined benefit pension plans are as follows:

		Consolidated
		Jun/2013	Dec/2012
Petros Copesul		174,415	147,175
Novamont Braskem America	(i)	10,995	10,381
Braskem Alemanha	(i)	28,792	26,221
		214,202	183,777

Current liabilities		174,415	147,175
Non-current liabilities		39,787	36,602
Total		214,202	183,777

(i)         With the adoption of CPC 33 (R1) and IAS 19, the actuarial losses previously unrecognized in these two plans in the amount of R$18,204 (R$11,816, net of income tax) were recognized under "other comprehensive income (loss)" on December 31, 2012. For comparison purposes, the information for December 31, 2011 was not restated, since the amounts are immaterial.

21.                   Other accounts payable – consolidated

The main variation was the addition to amounts payable to the non-controlling shareholder of Braskem Idesa of R$231,757, due in 2013, arising from loans for the Ethylene XXI Project, which will be reimbursed upon disbursement of funds from the associated Project Finance structure (Note 32).

The information related to other accounts payable was presented in the 2012 annual financial statements of the Company, in Note 27.

22.                   Contingencies

The Company has contingent liabilities related to lawsuits and administrative proceedings arising from the normal course of its business. These contingencies are of a labor and social security, tax, civil and corporate nature and involve risks of losses that are classified by the Company’s management as possible. A provision for the lawsuits for which the risk of loss is classified as probable is recognized and is presented in Note 18 of this Quarterly Information.

The balance of contingencies not booked at June 30, 2013:

	Consolidated
	Jun/2013	Dec/2012

Tax claims	2,862,456	2,967,799
Other lawsuits	336,292	411,324
Total	3,198,748	3,379,123

The description of the main contingent liabilities of the Company was presented in the 2012 annual financial statements, in Note 28.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

23.                   Financial instruments

The information related to financial instruments was presented in the 2012 financial statements of the Company, in Note 20.

23.1.             Non-derivative financial instruments – consolidated – measured at fair value

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	Jun/2013	Dec/2012	Jun/2013	Dec/2012

Cash and cash equivalents	4
Cash and banks		Loans and receivables		354,795	398,142	354,795	398,142
Financial investments in Brazil		Held-for-trading	Level 2	488,112	393,348	488,112	393,348
Financial investments in Brazil		Loans and receivables		1,477,212	899,816	1,477,212	899,816
Financial investments abroad		Held-for-trading	Level 2	1,080,230	1,596,316	1,080,230	1,596,316
				3,400,349	3,287,622	3,400,349	3,287,622

Financial investments	5
FIM Sol investments		Held-for-trading	Level 2	38,027	50,803	38,027	50,803
Investments in foreign currency		Held-for-trading	Level 2	4,376	5,256	4,376	5,256
Investments in foreign currency		Held-to-maturity		11,415	15,731	11,415	15,731
Shares		Held-for-trading	Level 1	1,679	3,023	1,679	3,023
FIM Sol investments		Loans and receivables			77,469		77,469
Investments in national currency		Loans and receivables			513		513
Quotas of receivables investment fund		Held-to-maturity		38,756	52,559	38,756	52,559
Restricted deposits		Held-to-maturity			1,281		1,281
				94,253	206,635	94,253	206,635

Trade accounts receivable	6	Loans and receivables		2,446,062	2,364,222	2,446,062	2,364,222

Related parties credits	8	Loans and receivables		151,660	141,539	151,660	141,539

Other receivables
Disposal of shareholdings		Loans and receivables		489,100	652,100	489,100	652,100

Trade payables		Other financial liabilities		9,843,702	8,897,597	9,843,702	8,897,597

Borrowings	15
Foreign currency		Other financial liabilities		13,595,787	12,166,538	13,765,890	12,920,332
Local currency		Other financial liabilities		5,442,031	5,404,617	5,442,031	5,405,688
				19,037,818	17,571,155	19,207,921	18,326,020

Other payables	21
Creditors for the acquisitions of shares		Other financial liabilities		265,624	256,030	265,624	256,030
Accounts payable to non-controlling		Other financial liabilities		621,474	260,649	621,474	260,649
				887,098	516,679	887,098	516,679

Fair value hierarchy

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange.

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

23.2.             Derivative and non-derivative financial instruments

			Operation characteristics
		Fair value	Principal exposure			Change in	Financial
Identification	Note	hierarchy		Derivatives	Dec/2012	fair value	settlement	Jun/2013

Non-hedge accounting transactions
Non-deliverable forward ("NDF") - ethanol		Level 2	Real	Dollar	1,791	52	(1,843)
Commodity swap - Naphtha	23.2.1 (a.i)	Level 2	Fixed price	Variable price		111		111
Contract for the future purchase - ethanol		Level 1	Fixed price	Variable price	2		(2)
Exchange swap		Level 2	Dollar	CDI	4,968	(1,688)	(3,280)
Interest rate swaps	23.2.1 (a.ii)	Level 2	Fixed rate	CDI		14,180	1,770	15,950
Interest rate swaps	23.2.1 (a.iii)	Level 2	Libor	Dollar		(93,880)		(93,880)
Deliverable Forward	23.2.1 (a.iv)	Level 2	Mexican peso	Dollar		79,292	1,868	81,160
Deliverable Forward	23.2.1 (a.v)	Level 2	Euro	Dollar		1,038	(1,723)	(685)
					6,761	(895)	(3,210)	2,656

Hedge accounting transactions
Swap de câmbio	23.2.1 (b.i)	Level 2	CDI	Dollar	286,617	28,576	4,668	319,861
					286,617	28,576	4,668	319,861

Current assets (other receivables)								(115,494)
Current liabilities (derivatives operations)					293,378			97,221
Non current liabilities (derivatives operations)								340,790
					293,378			322,517

23.2.1.       Existing operations on June 30, 2013

(a)                    Non-hedge accounting transactions

The regular changes in the fair value of swaps are recorded as financial income or expenses in the same period in which they occur. Braskem recognized a financial income of R$895 related to the change in the fair value of these swaps for the period ended June 30, 2013.

 (a.i)       Commodity swap - Naphtha

Identification	Nominal value	Fixed price - R$/Ton (hedge)	Maturity		Fair value
	US$ thousands			Jun/2013	Dec/2012
Commodity swap - naphtha	918	830.000	July-2013	7
Commodity swap - naphtha	269	830.000	August-2013	4
Commodity swap - naphtha	477	830.000	February-2014	22
Commodity swap - naphtha	477	830.000	March-2014	25
Commodity swap - naphtha	477	830.000	April-2014	28
Commodity swap - naphtha	425	830.000	May-2014	25
Total	3,044			111

Current liabilities (derivatives operations)				111
Total				111

On June 30, 2013, Braskem Inc. held six futures contracts for the purchase of naphtha, at a nominal value of US$ 3,043 thousand. In these contracts, Braskem Inc. buys future naphtha at a fixed price in order to preserve its margins during an occasional resin sale operation at a fixed price to the final client.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(a.ii)       Interest rate swap linked to NCE

Identification		Interest rate	Maturity		Fair value
	Nominal value	(hedge)		Jun/2013	Dec/2012
Swap NCE I	100,000	90.65% CDI	February-2016	3,114
Swap NCE II	50,000	88.20% CDI	February-2016	1,804
Swap NCE III	100,000	92.64% CDI	February-2016	3,569
Swap NCE IV	50,000	92.70% CDI	February-2016	1,604
Swap NCE V	100,000	91.92% CDI	February-2016	3,430
Swap NCE VI	50,000	92.25% CDI	March-2016	1,837
Swap NCE VII	17,500	91.10% CDI	March-2016	592
Total	467,500			15,950

Current liabilities (derivatives operations)				15,950
Total				15,950

The objective of swap transactions is to reduce cash flow volatility by causing the fluctuation in interest on debt to match the return on cash in Brazilian real on the financing facilities mentioned in Note 15.

(a.iii)      Interest rate swap linked to Libor

Identification	Nominal value	Interest rate	Maturity		Fair value
	US$ thousands	(hedge)		Jun/2013	Dec/2012
Swap Libor I	299,996	1.9825%	May-2025	(21,451)
Swap Libor II	299,996	1.9825%	May-2025	(21,451)
Swap Libor III	299,996	1.9825%	May-2025	(21,451)
Swap Libor IV	129,976	1.9825%	May-2025	(9,294)
Swap Libor V	132,996	1.9825%	May-2025	(9,509)
Swap Libor VI	149,932	1.9825%	May-2025	(10,724)
Total	1,312,892			(93,880)

Current assets (other receivables)				(93,880)
Total				(93,880)

              On June 30, 2013, Braskem Idesa held six interest rate swap contracts for a nominal value of US$ 1,313 thousand, contracted on the future disbursements of the Project Finance contracted in US dollar at floating rates (based on  Libor). In these swaps, Braskem Idesa receives floating rates (Libor) and pays fixed rates periodically, coinciding with the Project Finance cash flows. The objective of these swaps is to offset the changes in the future financial expenses from debt caused by changes in the Libor rate. The term, amount, settlement dates and floating interest rates coincide with the terms of the Project Finance.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(a.iv)      Currency futures contract– Mexican Peso

Identification	Nominal value	Foreign exchange	Maturity		Fair value
	US$ thousands	(hedge)		Jun/2013	Dec/2012
Deliverable Forward	18,911	12.3039	July-2013	2,338
Deliverable Forward	22,729	12.3330	July-2013	2,822
Deliverable Forward	27,260	12.3649	September-2013	3,410
Deliverable Forward	27,612	12.3905	September-2013	3,456
Deliverable Forward	30,811	12.4196	October-2013	3,867
Deliverable Forward	31,517	12.4493	December-2013	3,972
Deliverable Forward	32,291	12.4763	December-2013	4,085
Deliverable Forward	35,315	12.5052	January-2014	4,486
Deliverable Forward	35,232	12.5343	February-2014	4,475
Deliverable Forward	37,938	12.5662	March-2014	4,819
Deliverable Forward	36,920	12.6458	April-2014	4,389
Deliverable Forward	32,410	12.6792	June-2014	3,853
Deliverable Forward	36,844	12.7075	June-2014	4,380
Deliverable Forward	36,839	12.7388	July-2014	4,380
Deliverable Forward	33,627	12.7722	September-2014	3,998
Deliverable Forward	30,750	12.8005	September-2014	3,655
Deliverable Forward	30,079	12.8318	October-2014	3,575
Deliverable Forward	27,843	12.8631	December-2014	3,309
Deliverable Forward	24,091	12.8933	December-2014	2,863
Deliverable Forward	22,522	12.9276	February-2015	2,676
Deliverable Forward	18,209	12.9548	March-2015	2,164
Deliverable Forward	15,394	12.9841	March-2015	1,829
Deliverable Forward	9,703	13.0148	April-2015	1,152
Deliverable Forward	5,299	13.0497	June-2015	627
Deliverable Forward	3,191	13.0812	June-2015	377
Deliverable Forward	1,769	13.1149	July-2015	208
Deliverable Forward	1,840	13.1486	August-2015	216
Deliverable Forward	17,117	13.0907	July-2013	(74)
Deliverable Forward	6,901	13.1269	September-2013	(26)
Deliverable Forward	6,978	13.1553	September-2013	(27)
Deliverable Forward	5,448	13.1838	October-2013	(17)
Deliverable Forward	10,593	13.2190	December-2013	(34)
Deliverable Forward	8,654	13.2487	December-2013	(25)
Deliverable Forward	5,706	13.2791	January-2014	(13)
Deliverable Forward	1,267	13.3375	March-2014	(1)
Deliverable Forward	5,471	13.3669	April-2014	(4)
Total	735,079			81,160

Current liabilities (derivatives operations)				81,160
Total				81,160

Braskem Idesa contracted currency purchase transactions through futures contracts to hedge its cash flow, swapping its exposure in Mexican peso to U.S. dollar, since the subsidiary has cash in dollar and future expenses in Mexican peso.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(a.v)       Currency futures contract - Euro

Identification	Nominal value	Foreign exchange	Maturity		Fair value
	US$ thousands	(hedge)		Jun/2013	Dec/2012
Deliverable Forward	9,763	1.3007	May-2013	(107)
Deliverable Forward	9,771	1.3017	July-2013	(96)
Deliverable Forward	9,780	1.3028	September-2013	(79)
Deliverable Forward	8,485	1.3041	December-2013	(50)
Deliverable Forward	7,839	1.3053	January-2014	(31)
Deliverable Forward	22,266	1.3066	March-2014	(165)
Deliverable Forward	15,819	1.3035	July-2013	(96)
Deliverable Forward	10,444	1.3042	September-2013	(49)
Deliverable Forward	6,096	1.3051	December-2013	(20)
Deliverable Forward	3,287	1.3059	January-2014	(5)
Deliverable Forward	6,501	1.3068	March-2014	1
Deliverable Forward	6,555	1.3079	June-2014	12
Total	116,606			(685)

Current assets (other receivables)				(685)
Total				(685)

Braskem Idesa contracted currency purchase transactions through futures contracts to hedge its cash flow, swapping its exposure in Euro to U.S. dollar, since the subsidiary has cash in dollar and future expenses in Euro.

(b)                    Hedge accounting transactions

(b.i)        Swaps related to export credit notes (NCE)

Prior the designation of these swaps as hedge accounting, on May 1, 2013, the Company recognized financial income of R$ 43,651 in the profit or loss. After this designation, a financial expense of R$ 72,227 was recognized in shareholders’ equity related to changes in the fair value of these swaps as from such designation until June 30, 2013.

Identification		Interest rate	Maturity	Fair value
	Nominal value	(hedge)		Jun/2013	Dec/2012
Swap NCE I	200,000	5.44%	August 2019	90,410	82,812
Swap NCE II	100,000	5.40%	August 2019	42,745	39,008
Swap NCE III	100,000	5.37%	August 2019	41,027	37,333
Swap NCE IV	100,000	5.50%	April 2019	33,495	29,904
Swap NCE V	100,000	5.50%	April 2019	33,432	29,250
Swap NCE VI	150,000	5.43%	April 2019	44,671	38,585
Swap NCE VII	100,000	4.93%	April 2019	34,081	29,725
Total	850,000			319,861	286,617

Current assets (other receivables)				(20,929)
Current liabilities (derivatives operations)					286,617
Non Current liabilities (derivatives operations)				340,790
Total				319,861	286,617

The purpose of these swap operations is to offset the interest rate risk arising from the borrowings mentioned in Note 15.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(b.ii)       Non-derivative liabilities designated for export hedge accounting

On May 1, 2013, Braskem S.A. designated non-derivative financial instruments liabilities, denominated in U.S. Dollars as hedging instrument for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports will be offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of the statements of operations.

On June 30, 2013, the following non-derivative liabilities of Braskem S.A. were designated as hedge for the flow of its highly probable future exports:

	Financial liabilities - Parent company

			Nominal value	Balance at	Balance at
Identification	Maturity	Hedge	US$ thousands	Dec/2012	Jun/2013

Operations designated for hedge accounting
Trade payables related parties	2016	Dollar	839,447		1,859,878
Accounts payable - related parties	2017	Dollar	83,000		183,895
Trade payables related parties	2018	Dollar	365,846		810,569
Export prepayments - related parties	2018	Dollar	150,000		332,340
Trade payables	2019	Dollar	230,839		511,446
Trade payables related parties	2019	Dollar	353,552		783,330
Credit note export	2019	Dollar	25,000		55,390
Export prepayments	2020	Dollar	260,000		576,056
Export prepayments - related parties	2020	Dollar	30,000		66,468
Trade payables	2020	Dollar	119,342		264,413
Bond	2021	Dollar	65,143		144,331
Accounts payable - related parties	2021	Dollar	50,000		110,780
Bond	2022	Dollar	150,000		332,340
Export prepayments - related parties	2022	Dollar	468,837		1,038,755
Accounts payable - related parties	2022	Dollar	294,000		651,386
Export prepayments	2023	Dollar	100,000		221,560
Export prepayments - related parties	2023	Dollar	330,000		731,148
Accounts payable - related parties	2024	Dollar	336,000		744,442
Export prepayments	2024	Dollar	380,000		841,928
Accounts payable - related parties	2022	Dollar	216,000		478,570
Credit note export	2022	Dollar	353,000		782,107
Export prepayments - related parties	2022	Dollar	150,000		332,340
Accounts payable - related parties	2023	Dollar	653,972		1,448,939
Export prepayments - related parties	2023	Dollar	64,400		142,685
Accounts payable - related parties	2024	Dollar	113,854		252,255
Export prepayments - related parties	2024	Dollar	575,000		1,273,970
			6,757,231		14,971,321

			Nominal value	Balance at	Balance at
Related parties			US$ thousands	Dec/2012	Jun/2013
Braskem Holanda			1,283,826		2,844,444
Braskem America			283,000		627,015
Braskem Inc			3,327,082		7,371,483
Braskem GmbH			180,000		398,808
			5,073,908		11,241,750

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

The Company considers that the flow covered is highly probable, based, among others, on the following facts:

•         Historically, annual export volume is three to four times higher than the annual amount covered. In the last five years, Braskem S.A. presented an average exportation of US$ 2,4 billion that support hedged foreign sales;  and

•         The flow covered varies between 15% and 30% of the export flows planned by the Company.

The Company designated export flows that are longer than the financial liabilities that hedged them. Thus the hedge objects have their terms linked to these hedging instruments. However, for effectiveness test purposes, the export flows will be considered only until the maturity date of the linked debts instruments. Additionally, to ensure continuity of the relation and the hedge strategy proposed, the Company plans to refinance and/or replace these hedge instruments according to their maturity, in accordance with CPC 38 and IAS 39.

In order to maintain consistency between the parent company’s results and the consolidated results, Braskem selected hedge instruments with subsidiaries abroad observing the guarantees on those companies whose counterparty is external to Braskem’s. As such, non-derivative financial liabilities in which the foreign subsidiary acted as an intermediary in the operations were selected, maintaining the essence of the transactions.

On June 30, the following non-derivative financial liabilities were designated as guarantee for the hedge, considering the scope of the consolidated balance sheet:

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

	Financial liabilities - Consolidated

			Nominal value	Balance at	Balance at
Identification	Maturity	Hedge	US$ thousands	Dec/2012	Jun/2013

Operations designated for hedge accounting
Bond	2016	Dollar	78,893		174,794
Foreign currency borrowings	2016	Dollar	90,000		199,404
Trade payables	2016	Dollar	670,554		1,485,680
Bond	2017	Dollar	213,220		472,410
Trade payables	2017	Dollar	616,465		1,365,840
Bond	2018	Dollar	340,455		754,312
Trade payables	2018	Dollar	447,439		991,345
Bond	2019	Dollar	327,483		725,572
Foreign currency borrowings	2019	Dollar	49,999		110,778
Trade payables	2019	Dollar	181,497		402,126
Credit note export	2019	Dollar	25,000		55,390
Export prepayments	2019	Dollar	150,000		332,340
Bond	2020	Dollar	460,001		1,019,178
Foreign currency borrowings	2020	Dollar	149,999		332,338
Export prepayments	2020	Dollar	114,000		252,578
Bond	2021	Dollar	480,001		1,063,490
Foreign currency borrowings	2021	Dollar	99,999		221,557
Export prepayments	2021	Dollar	136,001		301,323
Bond	2022	Dollar	184,369		408,487
Foreign currency borrowings	2022	Dollar	179,288		397,230
Credit note export	2022	Dollar	353,000		782,107
Export prepayments	2022	Dollar	2,344		5,193
Bond	2023	Dollar	698,372		1,547,312
Export prepayments	2023	Dollar	20,000		44,312
Bond	2024	Dollar	610,199		1,351,958
Foreign currency borrowings	2024	Dollar	70,999		157,306
Export prepayments	2024	Dollar	7,656		16,962
			6,757,231		14,971,321

The amounts of the operations designated for hedge accounting booked in shareholders' equity are shown below:

	Balance at			Balance at
	Dec/2012	Addition	Reversion	Jun/2013

Hedge accounting of exportation		1,445,372		1,445,372
Income tax and social contribution on hedge accounting of exportation		(491,427)		(491,427)

Fair value of cash flow hedges, net of taxes		953,945		953,945

(c)                    Estimated maximum loss

The amount at risk of the derivatives held by Braskem on June 30, 2013, which is defined as the highest loss that could result in one month and in 95% of the cases under normal market conditions, was estimated by the Company at US$32,241 for the NCE swaps, and US$64,361 for fixed rate / CDI swaps.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

23.3.             Credit quality of financial assets

(a)                    Trade accounts receivable

Only a few of the Company's customers have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from domestic customers and for part of the accounts receivable from foreign customers. The Company does not apply this rating to all of its foreign customers because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. On June 30, 2013, the credit ratings were as follows:

			Percentage
1	Minimum risk		15.25%
2	Low risk		27.11%
3	Moderate risk		25.65%
4	High risk		30.56%
5	Very high risk	(i)	1.43%

(i)         Most customers in this group are inactive and the respective accounts are in the process of collection actions in the courts. Customers in this group that are still active buy from Braskem and pay in advance.

Delinquency indicators for the periods ended:

	Domestic Market (LTM)	Export Market (LTM)
June 30, 2013	0.30%	0.45%
December 31, 2012	0.28%	0.37%
December 31, 2011	0.18%	0.43%

LTM – last 12 months

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, the Company uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

		Jun/2013	Dec/2012
Financial assets with risk assessment
AAA		2,815,818	2,484,788
AA+		282,667	190,660
AA		60,544	5
AA-			449,555
A+			120,123
A		289,444	19
A-		1,131	80,231
		3,449,604	3,325,381
Financial assets without risk assessment
Quotas of investment funds in credit rights	(i)	38,756	103,359
Sundry funds	(ii)	4,376	60,356
Restricted deposits	(iii)		1,281
Other financial assets with no risk assessment		1,866	3,880
		44,998	168,876

Total		3,494,602	3,494,257

(i)                  Financial assets with no internal or external ratings and approved by the Management of the Company.

(ii)                 Investment funds with no assessment of internal or external risk, whose portfolio is composed of assets from major financial institutions and that comply with Braskem’s financial policy.

(iii)               Risk-free financial assets

Braskem’s financial policy determines “A-” as the minimum rating for financial investments.

23.4.             Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)                    Selection of risks

On June 30, 2013, the main risks that can affect the value of the Company’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Mexican peso/U.S. dollar exchange rate;

•      Euro/U.S. dollar exchange rate;

•      LIBOR floating interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(b)                    Selection of scenarios

In accordance with CVM Instruction No. 475/08, the Company included three scenarios in the sensitivity analysis, with one that is probable and two that represent adverse effects to the Company. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on the Company’s operations, such as those arising from the revaluation of inventories and revenue and future costs, were not considered. Since the Company manages its exposure to foreign exchange rate risk on a net basis, adverse effects from depreciation in the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on Braskem’s operating results.

(b.1)       Probable scenario

The Market Readout published by the Central Bank of Brazil on June 28, 2013 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of December 31, 2013. The Market Readout presents a consensus of market expectations based on a survey of the forecasts made by various financial and non-financial institutions.

The Market Readout does not publish forecasts for the interest rates LIBOR and TJLP. Therefore, the Company considered the expectations for the CDI interest rate for determining the probable scenario for those rates, given their correspondence. The probable scenario for the TJLP is an increase of 0.5% from the current rate of 5%, in line with the size of the government’s most recent decisions to increase or decrease the rate, and accompanying the forecast for the cumulative increase in the CDI rate by end-2013 of 1.25%.

(b.2)       Possible and extreme adverse scenarios

For the Brazilian real/U.S. dollar and Mexican peso/U.S. dollar exchange rates, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on June 30, 2013.

For the U.S. dollar/Euro exchange rate, a decrease of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on June 30, 2013.

For the Libor and CDI interest rates, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the respective interest rate on June 30, 2013.

For the TJLP interest rate, an increase of 1% was considered for the possible adverse scenario and of 1.5% for the extreme scenario based on its rate on June 30, 2013, in accordance with the upward or downward adjustments made by the government in the rate, in this order of scale.

The sensitivity values in the table (c) below are the changes in the value of the financial instruments in each scenario, except for tables (d), (e), (f), (g) and (h) which show the changes in future cash flows.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(c)                    Sensitivity to the Brazilian real/U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real/US dollar exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Bonds and MTN	69,896	(2,481,769)	(4,963,538)
BNDES	3,582	(127,184)	(254,369)
Working capital / structured operations	13,683	(485,844)	(971,688)
Raw material financing	1,680	(59,663)	(119,326)
Export prepayments	6,886	(244,486)	(488,972)
Financial investments abroad	(9,877)	350,709	701,418
Swaps	89,066	(206,746)	(491,007)

(d)                    Sensitivity to the U.S. dollar/Mexican peso exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the U.S. dollar/Mexican peso exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Deliverable Forward	28,744	(134,054)	(225,614)

(e)                    Sensitivity to the U.S. dollar/Euro exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the U.S. dollar/Euro exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Deliverable Forward	(2,777)	(10,821)	(28,696)

(f)                     Sensitivity of future cash flows to the LIBOR floating interest rate

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and items covered by them, is presented in the table below. The figures represent the impact on financial income (expenses), taking into consideration the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Working capital / structured operations	(588)	(1,632)	(3,264)
Export prepayments	(525)	(1,460)	(2,919)
Swaps	31,563	(87,674)	(175,349)

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(g)                    Sensitivity of future cash flows to the CDI interest rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in CDI interest rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Export credit notes	(2,706)	(4,339)	(8,726)
Agricultural credit note	(7,490)	(12,007)	(24,136)
Financial investments in local currency	8,999	14,425	28,995

(h)                    Sensitivity of future cash flows to the TJLP interest rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in TJLP interest rate is presented in the table below:

	Probable	Possible adverse	Extreme adverse
Instrument	5.5%	6.0%	6.5%
BNDES	(5,236)	(10,434)	(15,595)
FINEP	(41)	(82)	(122)
Other governmental agents	(8)	(17)	(3,189)

24.                   Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2012 annual financial statements, in Note 29.

(a)                    Capital

On June 30, 2013, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,265,348 shares with no par value divided into 451,668,652 common shares, 345,002,878 class A preferred shares, and 593,818 class B preferred shares, distributed as follows:

				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP e Odebrecht		226,334,623	50.11%	79,182,498	22.95%			305,517,121	38.32%
Petrobras		212,426,951	47.03%	75,792,589	21.97%			288,219,540	36.15%
BNDESPAR				44,069,052	12.77%			44,069,052	5.53%
ADR	(i)			34,199,944	9.91%			34,199,944	4.29%
Other		12,907,078	2.86%	110,604,037	32.06%	593,818	100.00%	124,104,933	15.57%
Total		451,668,652	100.00%	343,848,120	99.67%	593,818	100.00%	796,110,590	99.86%
Braskem shares owned by subsidiary of Braskem Petroquímica	(ii)			1,154,758	0.33%			1,154,758	0.14%
Total		451,668,652	100.00%	345,002,878	100.00%	593,818	100.00%	797,265,348	100.00%

(i) American Depository Receipt, negotiated in the New York stock market (USA).
(ii) This shares are treated as "treasury shares" in consolidated Equity.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(b)                    Ongoing share repurchase programs

(b.1)       4th Share repurchase program

On August 13, 2012, Braskem’s Board of Directors approved a program for the repurchase of shares effective for the period between August 29, 2012 and August 28, 2013, through which the Company may acquire up to 13,376,161 class A preferred shares at market price. The shares may be acquired by the Company or by financial institutions hired for such purpose. Upon the expiration of the program, Braskem will have to acquire from financial institutions, at market value, the shares acquired by the latter. The private transaction was approved by the CVM. No shares were purchased under this program in the six-month period.

(c)                    Other comprehensive income - shareholders' equity

		Parent company and consolidated
		Additional	Deemed	Defined		Foreign
		indexation of	cost of	benefit	Fair value	currency	Gain (loss)
		PP&E	jointly-controlled	plan actuarial	of cash flow	translation	on interest
		price-level	subsidiary	loss	derivatives	adjustment	in subsidiary
	Note	(i)	(i)	(ii)	(iii)	(iv)	(v)	Total

As of December 31, 2011		326,541	21,159		(10,716)	(24,504)	3,106	315,586

Additional indexation
Realization by depreciation or write-off assets		(20,634)						(20,634)
Income tax and social contribution on realization		7,016						7,016

Deemed cost of jointly-controlled subsidiary
Realization by depreciation or write-off assets			(348)					(348)
Income tax and social contribution on realization			118					118

Cash flow derivatives	23.2.1(b)
Change in fair value					491			491
Transfer to result					15,122			15,122
Tax on fair value gains					(5,309)			(5,309)

Gain on interest in subsidiary							1,511	1,511

Foreign currency translation adjustment						36,623		36,623

As of June 30, 2012		312,923	20,929		(412)	12,119	4,617	350,176

As of December 31, 2012		299,305	20,207	(11,816)		37,158	(7,443)	337,411

Additional indexation
Realization by depreciation or write-off assets		(20,634)						(20,634)
Income tax and social contribution on realization		7,016						7,016

Deemed cost of jointly-controlled subsidiary
Realization by depreciation or write-off assets			(733)					(733)
Income tax and social contribution on realization			249					249

Cash flow derivatives
Change in fair value					(1,473,946)			(1,473,946)
Transfer to result					(43,652)			(43,652)
Tax on fair value gains					515,983			515,983

Loss on interest in subsidiary							(1,994)	(1,994)

Foreign currency translation adjustment						99,728		99,728

As of June 30, 2013		285,687	19,723	(11,816)	(1,001,615)	136,886	(9,437)	(580,572)

(i)     Realization under retained earnings (accumulated losses) as the asset is depreciated or written-off (CPC 26(R1));
(ii)   Realization under retained earnings (accumulated losses) upon extinction of the plan (CPC 33 (R1);
(iii)  Realization under profit or loss upon maturity, prepayment or loss of efficacy for hedge accounting (CPC 38);
(iv)  Realization under profit or loss upon write-off of subsidiary abroad (CPC 02 (R2)); and
(v)   Realization under profit or loss upon divestment or transfer of control of subsidiary (CPC 36 (R3)).

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

(d)                    Absorption of accumulated losses

On April 2, 2013, the Ordinary Shareholders Meeting approved the absorption of accumulated losses recorded in 2012 in the amount of R$ 565,549 using part of the balance of the "capital reserve".

25.                   Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

	Jun/2013		Jun/2012
	Basic	Diluted	Basic	Diluted
	3(b)		Revised	Revised

Profit (loss) for the period attributed to Company's shareholders
of continued operations	92,686	92,686	(856,913)	(856,913)

Distribution of dividends attributable to priority:
Preferred shares class "A"	92,526	92,606
Preferred share class "A" potentially convertible		80
(the ratio of 2 shares class "B" for each share class "A")
Preferred shares class "B"	160
	92,686	92,686

Distribution of 6% of unit value of common shares

Reconciliation of income available for distribution, by class (numerator):
Common shares			(485,830)	(485,649)
Preferred shares class "A"	92,526	92,606	(371,083)	(370,945)
Preferred share class "A" potentially convertible		80		(319)
(the ratio of 2 shares class "B" for each share class "A")
	92,526	92,686	(856,913)	(856,913)

Weighted average number of shares, by class (denominator):
Common shares			451,668,652	451,668,652
Preferred shares class "A" (i)	343,848,120	343,848,120	344,990,720	344,990,720
Preferred share class "A" potentially convertible
(the ratio of 2 shares class "B" for each share class "A")		296,909		296,909
	343,848,120	344,145,029	796,659,372	796,956,281

Earnings (loss) per share (in R$)
Common shares			(1.0756)	(1.0752)
Preferred shares class "A"	0.2691	0.2693	(1.0756)	(1.0752)

The information related to the earnings per share of the Company was presented in its 2012 annual financial statements, in Note 30.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

26.                   Net sales revenues

		Parent company		Consolidated
		Jun/2013	Jun/2012	Jun/2013	Jun/2012
	3(b)				Revised
Sales revenue
Domestic market		10,321,698	9,002,074	14,276,914	12,517,898
Foreign market		3,239,042	2,840,447	7,873,879	7,680,225
		13,560,740	11,842,521	22,150,793	20,198,123
Sales deductions
Taxes		(2,111,683)	(2,050,711)	(3,135,099)	(3,029,861)
Sales returns and other		(140,733)	(95,286)	(192,319)	(140,603)
		(2,252,416)	(2,145,997)	(3,327,418)	(3,170,464)

Net sales revenue		11,308,324	9,696,524	18,823,375	17,027,659

This table was presented in the 2012 annual financial statements of the Company, in Note 31.

27.                   Tax incentives

		Consolidated
		Jun/2013	Jun/2012

State of Alagoas Integrated Development Program - PRODESIN	(i)	22,510	11,596
REINTEGRA program	(ii)	92,587	104,324
		115,097	115,920

(i)              Recorded under “Net sales revenue” (Note 26).

(ii)            Recorded under “Cost of goods sold”.

This table was presented in the 2012 annual financial statements of the Company, in Note 32.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

28.                   Financial results

		Parent company		Consolidated
		Jun/2013	Jun/2012	Jun/2013	Jun/2012
	3(b)				Revised
Financial income
Interest income		111,664	108,097	117,267	114,663
Monetary variations		7,332	19,592	7,665	21,229
Exchange rate variations		196,988	63,810	244,347	217,045
Other		37,302	9,483	83,552	13,385
		353,286	200,982	452,831	366,322

Financial expenses
Interest expenses		(498,865)	(457,509)	(524,026)	(510,938)
Monetary variations		(146,693)	(118,945)	(147,452)	(135,618)
Exchange rate variations		10,647	(1,396,450)	(42,808)	(1,556,454)
Inflation adjustments on fiscal debts		(44,775)	(119,078)	(104,851)	(132,225)
Tax expenses on financial operations		(9,542)	(8,870)	(14,302)	(10,419)
Discounts granted		(15,619)	(12,446)	(37,716)	(23,419)
Loans transaction costs - amortization		(163)	(1,966)	(2,987)	(6,585)
Adjustment to present value - appropriation		(168,876)	(98,534)	(292,373)	(135,804)
Other		(17,524)	(22,916)	(59,299)	(64,297)
		(891,410)	(2,236,714)	(1,225,814)	(2,575,759)

Total		(538,124)	(2,035,732)	(772,983)	(2,209,437)

		Parent company		Consolidated
		Jun/2013	Jun/2012	Jun/2013	Jun/2012
	3(b)				Revised
Interest income
Held for sale		4,596	5,887	4,596	14,916
Loans and receivables		42,742	66,947	45,706	62,266
Held-to-maturity		9,947	8,298	11,728	8,298
		57,285	81,132	62,030	85,480
Other assets not classifiable		54,379	26,965	55,237	29,183
Total		111,664	108,097	117,267	114,663

This table was presented in the 2012 annual financial statements of the Company, in Note 34.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

29.                   Expenses by nature

		Parent company		Consolidated
		Jun/2013	Jun/2012	Jun/2013	Jun/2012
	3(b)				Revised
Classification by nature:
Raw materials other inputs		(8,428,947)	(7,289,628)	(14,261,829)	(13,250,932)
Personnel expenses		(543,676)	(539,531)	(878,500)	(861,430)
Outsourced services		(409,049)	(440,893)	(728,256)	(764,044)
Tax expenses		(1,835)	(13,296)	(3,165)	(26,306)
Depreciation, amortization and depletion		(599,445)	(552,052)	(952,012)	(891,634)
Freights		(465,696)	(418,681)	(718,436)	(619,038)
Other expenses		(183,109)	(147,773)	(247,066)	(213,722)
Total		(10,631,757)	(9,401,854)	(17,789,264)	(16,627,106)

Classification by function:
Cost of products sold		(9,988,118)	(8,746,223)	(16,786,296)	(15,628,111)
Selling		(99,842)	(91,214)	(195,571)	(180,216)
Distribution		(194,673)	(183,526)	(290,997)	(266,638)
General and administrative		(310,183)	(341,274)	(465,159)	(500,784)
Research and development		(38,941)	(39,617)	(51,241)	(51,357)
Total		(10,631,757)	(9,401,854)	(17,789,264)	(16,627,106)

This table was presented in the 2012 annual financial statements of the Company, in Note 35.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

30.                   Segment information

		Jun/2013
		Reporting segments				Total			Braskem
		Basic			USA and	reportable	Other	Corporate	consolidated		Braskem
		petrochemicals	Polyolefins	Vinyls	Europe	segments	segments	unit	before adjustments	Eliminations	consolidated

Net sales revenue		12,012,422	7,928,361	1,266,851	3,170,811	24,378,445	46,942		24,425,387	(5,602,012)	18,823,375
Cost of products sold		(11,113,942)	(6,956,871)	(1,157,013)	(3,036,140)	(22,263,966)	(52,093)		(22,316,059)	5,529,763	(16,786,296)
Gross profit		898,480	971,490	109,838	134,671	2,114,479	(5,151)		2,109,328	(72,249)	2,037,079

Operating expenses
Selling, general and distribution expenses		(242,365)	(398,535)	(78,996)	(126,863)	(846,759)	(20,197)	(136,012)	(1,002,968)		(1,002,968)
Results from equity investments								(3,194)	(3,194)		(3,194)
Other operating income (expenses), net		(14,346)	34	958	48	(13,306)	(2,753)	(38,099)	(54,158)		(54,158)
		(256,711)	(398,501)	(78,038)	(126,815)	(860,065)	(22,950)	(177,305)	(1,060,320)		(1,060,320)

Operating profit (loss)		641,769	572,989	31,800	7,856	1,254,414	(28,101)	(177,305)	1,049,008	(72,249)	976,759

		Jun/2012
	3(b)										Revised
		Reporting segments				Total			Braskem
		Basic			USA and	reportable	Other	Corporate	consolidated		Braskem
		petrochemicals	Polyolefins	Vinyls	Europe	segments	segments	unit	before adjustments	Eliminations	consolidated

Net sales revenue		11,689,015	6,747,445	925,109	2,733,532	22,095,101	37,610		22,132,711	(5,105,052)	17,027,659
Cost of products sold		(10,762,549)	(6,318,608)	(922,471)	(2,654,246)	(20,657,874)	(42,591)		(20,700,465)	5,072,354	(15,628,111)
Gross profit		926,466	428,837	2,638	79,286	1,437,227	(4,981)		1,432,246	(32,698)	1,399,548

Operating expenses
Selling, general and distribution expenses		(234,919)	(434,343)	(60,873)	(113,014)	(843,149)	(21,852)	(133,994)	(998,995)		(998,995)
Results from equity investments								2,080	2,080		2,080
Other operating income (expenses), net		(17,985)	(4,997)	(849)	258,610	234,779	(2,465)	50,155	282,469		282,469
		(252,904)	(439,340)	(61,722)	145,596	(608,370)	(24,317)	(81,759)	(714,446)		(714,446)

Operating profit (loss)		673,562	(10,503)	(59,084)	224,882	828,857	(29,298)	(81,759)	717,800	(32,698)	685,102

The segment “United States and Europe” was presented in December 2012 as “International Business”.

The information related to the presentation of information by segment was presented in the 2012 annual financial statements, in Note 36.

Braskem S.A.

Notes to the financial statements

at June 30, 2013

All amounts in thousands of reais unless otherwise stated

31.                   Other net operating income (expenses)

In the period ended June 30, 2013, no material operations were classified under this item. In the period ended June 30, 2012, the main amount in this item was the indemnity  envisaged in the agreement signed between Sunoco and Braskem America, amounting to R$ 263,571 and the reduction in the balance of the installment program of Law 11,941/09, amounting to R$ 80,496.

The information related to other net operating income (expenses) of the Company was presented in the 2012 annual financial statements, in Note 33.

32.                   Subsequent events

On July 24, 2013, Braskem Idesa received the first tranche under the Project Finance agreement signed in December 2012, amounting to R$ 3,316,211 (US$ 1,483,896). A portion of these funds will be used to settle the amounts lent by Braskem and Grupo Idesa (Note 1(b)).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2013
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.